Notice to ASX Rio Tinto Limited – amended constitution 02 May 2024 In accordance with ASX Listing Rule 15.4.2, attached is a copy of the constitution of Rio Tinto Limited, incorporating the amendments approved by shareholders at today's annual general meeting, which takes effect from today. EXHIBIT 99.5

Notice to ASX 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

i Constitution of Rio Tinto Limited (ACN 004 458 404) (As adopted by special resolution passed on 24 May 2000 and amended by special resolutions passed on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008, 20 April 2009, 7 May 2020 and 2 May 2024)

Page (i) Table of Contents PRELIMINARY 2 1. The replaceable rules in the Corporations Act shall not apply to the Company. ....................................................................................... 2 2. Interpretation .................................................................................. 2 BUSINESS 10 3. [deleted October 2009] ................................................................ 10 CAPITAL 10 4. Share capital ................................................................................ 10 SHARES 11 5. Issue of shares with special rights ............................................ 11 5A DLC Dividend Share .................................................................... 11 6. Preference shares ........................................................................ 12 7. Separate Approvals of Class Rights Actions ............................ 13 8. Dividends on Special Voting Share and Equalisation Share ... 16 9. Obligation for calls ...................................................................... 17 10. Shares at the disposal of the Board ........................................... 17 11. Directors may participate ............................................................ 17 12. Power to pay commission and brokerage ................................. 17 13. Surrender of shares ..................................................................... 17 14. Joint holders ................................................................................ 17 15. Non-recognition of equitable interests, etc ............................... 18 MODIFICATION OF RIGHTS 18 16. How special rights may be varied .............................................. 18 SEALS 19 17. Seals and their use ...................................................................... 19 18. [deleted April 2009] ...................................................................... 19 19. [deleted April 2009] ...................................................................... 19 CERTIFICATES FOR SECURITIES 19 20. Uncertificated Holdings ............................................................... 19 21. Certificates ................................................................................... 19 22. [deleted April 2009] ...................................................................... 19 23. [deleted April 2009] ...................................................................... 19

Page ii 24. [deleted April 2009] ...................................................................... 19 25. [deleted April 2009] ...................................................................... 19 CALLS 19 26. Calls and notice of calls .............................................................. 19 27. When a call is made ..................................................................... 19 28. Interest on the late payment of calls .......................................... 20 29. Instalments ................................................................................... 20 30. Payment in advance of calls ....................................................... 20 31. Non-receipt of notice of call ........................................................ 20 TRANSFER AND TRANSMISSION OF SECURITIES 20 32. Form of transfer ........................................................................... 20 33. Effecting a transfer ...................................................................... 20 34. Instrument of transfer and certificate to be left at Office ......... 21 35. Board may refuse to register ...................................................... 21 36. Company to retain instrument of transfer ................................. 22 37. Closing Register .......................................................................... 22 38. Cancellation of old certificate ..................................................... 22 39. Transmission upon death ........................................................... 22 40. Transmission by operation of law .............................................. 23 41. Board may refuse registration of transmissions ...................... 23 FORFEITURE AND LIEN 23 42. Notice requiring payment of sums payable ............................... 23 43. Content of notice ......................................................................... 23 44. Forfeiture on non-compliance with notice ................................. 23 45. Notice of forfeiture ....................................................................... 24 46. Disposal of forfeited shares ........................................................ 24 47. Annulment of forfeiture ............................................................... 24 48. Liability notwithstanding forfeiture ............................................ 24 49. Company's lien or charge ........................................................... 24 50. Sale of shares to enforce lien ..................................................... 24 51. Title of shares forfeited or sold to enforce lien ......................... 25 INCREASE AND REDUCTION OF CAPITAL 26 52. Power to alter or reduce share capital ....................................... 26 53. Rights attached to subdivided shares ....................................... 26

Page iii 54. Board may give effect to alteration of share capital ................. 26 55. [deleted April 2009] ...................................................................... 26 56. [deleted April 2009] ...................................................................... 26 GENERAL MEETINGS 26 57. Annual general meetings ............................................................ 26 57A. Hybrid Meetings ........................................................................... 27 57B. Contemporaneous Parallel RTP General Meetings................... 28 58. Notice of general meeting ........................................................... 30 59. Omission to give and non-receipt of notice .............................. 31 PROCEEDINGS OF MEETINGS 31 60. Business of general meeting ...................................................... 31 61. Quorum ......................................................................................... 32 62. Adjournment in absence of quorum .......................................... 32 63. Chair.............................................................................................. 32 64. Acting Chair ................................................................................. 32 65. General conduct of meeting ....................................................... 33 66. Amendments to resolutions ....................................................... 33 67. Adjournment ................................................................................ 33 68. Voting ............................................................................................ 34 69. Declaration of vote on a show of hands .................................... 34 70. Demand for poll ........................................................................... 34 71. Taking a poll ................................................................................. 34 72. Continuance of business after demand for poll ........................ 35 73. Notice of adjournment ................................................................. 35 VOTES OF MEMBERS 35 74. Voting rights of members ........................................................... 35 75. Voting rights of personal representatives, etc. ......................... 37 76. How votes may be given ............................................................. 37 77. Appointment of proxies ............................................................... 37 78. Form and execution of instrument of proxy .............................. 38 79. Board to issue forms of proxy .................................................... 38 80. Attorneys of members ................................................................. 38 81. Validity of vote ............................................................................. 39 82. Rights of member indebted to Company in respect of other shares 39

Page iv DIRECTORS 39 83. Number of Directors .................................................................... 39 84. Share qualification of Directors .................................................. 39 85. Election or appointment of additional Director ......................... 39 86. Continuing Directors to act in certain circumstances .............. 40 87. Directors who are employees of the Company ......................... 40 88. Company Auditor may not act as Director ................................ 40 89. Directors' Remuneration ............................................................. 40 90. Other remuneration of directors ................................................. 41 91. [deleted April 2009] ...................................................................... 41 92. Travelling and other expenses ................................................... 41 93. Directors may contract with company ....................................... 41 94. Director may hold other office under the Company ................. 42 95. Directors may lend to the Company........................................... 42 ELECTION OF DIRECTORS 42 96. Retirement of Directors: .............................................................. 42 ALTERNATE DIRECTORS 44 97. Director may appoint Alternate Director .................................... 44 VACATION OF OFFICE OF DIRECTOR 45 98. Vacation of office by Director ..................................................... 45 PROCEEDINGS OF DIRECTORS 45 99. Procedures relating to Directors' meetings ............................... 45 100. Meetings by telephone or other means of communication ...... 46 101. Convening of meetings ............................................................... 46 102. Votes at meetings ........................................................................ 46 103. Chair.............................................................................................. 46 104. Powers of meetings ..................................................................... 46 105. Delegation of powers to Committees ......................................... 46 106. Proceedings of Committees ....................................................... 47 107. Validity of acts ............................................................................. 47 108. Resolution in writing ................................................................... 47 109. Directors includes Alternate Directors ...................................... 47 POWERS OF THE BOARD 47 110. General powers of the Board ...................................................... 47

Page v 111. Powers to give effect to Sharing Agreement ............................. 47 112. Board's power to borrow............................................................. 48 113. Power to authorise debenture holders, etc, to make calls ....... 48 114. Management of the affairs of the Company .............................. 48 EXECUTIVE OFFICERS 49 115. Powers of executive officers ...................................................... 49 116. Delegation to executive director ................................................ 49 MINUTES 50 117. Minutes ......................................................................................... 50 DIVIDENDS AND RESERVES 50 118. Declaration of dividend ............................................................... 50 118A. Waiver of dividend ....................................................................... 51 119. Reserve fund ................................................................................ 52 120. Investment of reserve funds: ...................................................... 52 121. Dividends ...................................................................................... 52 122. [deleted April 2009] ...................................................................... 53 123. Dividend Plans ............................................................................. 53 124. Transfer of shares ....................................................................... 54 125. Retention of dividends ................................................................ 54 126. Dividends on which the Company has a charge ....................... 54 127. How dividends are payable ......................................................... 54 128. Notice of dividend ........................................................................ 55 129. Unclaimed dividends ................................................................... 55 CAPITALISATION OF PROFITS 55 130. Power to capitalise profits .......................................................... 55 131. Employee Share Plan .................................................................. 56 132. Appropriation and application of amounts to be capitalised ... 56 NOTICES 56 133. Service of notices ........................................................................ 56 134. Member may notify Company of address for service ............... 56 135. Member not known at registered address ................................. 57 136. When notice deemed to be served ............................................. 57 137. Reckoning of period of notice .................................................... 57 138. Notice to transferor binds transferee ......................................... 57

Page vi 139. Service on deceased members .................................................. 58 140. Authentication of documents sent by electronic means .......... 58 PAYMENTS BY THE COMPANY 58 141. Payments by the Company ......................................................... 58 WINDING UP 59 142. Distribution in specie .................................................................. 59 143. Capital rights on a liquidation .................................................... 60 INDEMNITY 65 144. Indemnity of officers.................................................................... 65 145. Change of control ........................................................................ 67 146. Restricted securities.................................................................... 75 147. Unmarketable parcels.................................................................. 76

Page 1 Deletion of Memorandum of Association effective 1 October 2009

Page 2 Corporations Act Company Limited by Shares RULES of RIO TINTO LIMITED ACN 004 458 404 PRELIMINARY 1. The replaceable rules in the Corporations Act shall not apply to the Company. 2. Interpretation (a) In these Rules unless the context requires otherwise: (i) "Aggregate Publicly-held Ordinary Shares" means all of the Publicly-held Rio Tinto Limited Ordinary Shares and all of the Publicly-held Rio Tinto plc Ordinary Shares; (ii) "Alternate Director" means a person appointed from time to time as an Alternate Director in accordance with these Rules; (iii) "Applicable Regulation" means, in the case of the Company, applicable Australian laws and regulations (including listing rules) and, in the case of Rio Tinto plc, applicable English laws and regulations (including listing rules and guidelines with which companies listed on the London Stock Exchange customarily comply), in each case for the time being in force and taking account of all waivers or variations from time to time applicable (in particular situations or generally) to the Company or, as the case may be, Rio Tinto plc; (iv) "Associate" in relation to (A) any Interest in Rio Tinto plc shall mean any person acting in concert as defined by the City Code on Takeovers and Mergers; and (B) the Company is as defined for the purposes of Chapter 6 of the Corporations Act in Part 1.2 Division 2 of the Corporations Act; (v) "ASTC" means ASX Settlement Pty Ltd (ABN 49 008 504 532); (vi) "ASTC Settlement Rules" means the operating rules of ASTC or of any relevant organisation which is an alternative or successor to, or replacement of, ASTC or of any applicable CS facility licensee; (vii) "Auditor" means the auditor or auditors appointed by the Company from time to time; (viii) "Australian dollars" means the lawful currency from time to time of Australia; (viiiA) "Australian Securities Exchange" means ASX Limited (ABN 98 008 624 691) or any successor to that body;

Page 3 (ix) "Board" means the board of Directors of the Company (or a duly appointed committee of that board) from time to time; (x) "Board of Rio Tinto plc" means the board of directors of Rio Tinto plc (or a duly appointed committee of that board) from time to time; (xi) [deleted April 2009] (xii) [deleted April 2009] (xiii) "Business Day" when used in the definition of "Liquidation Exchange Rate" means a day on which banks are ordinarily open for business in both London and Melbourne, excluding Saturdays and Sundays but for all other purposes has the meaning ascribed to it in the Listing Rules; (xiv) "call" includes any instalment of a call and any amount due on allotment of any share; (xv) "capital" means share capital; (xvi) "Chair" includes an Acting Chair under Rule 64; (xvii) "Class Rights Action" means, in relation to the Company or Rio Tinto plc, any of the actions listed in Rule 7(a); (xviii) "Committee" means a Committee to which powers have been delegated by the Board pursuant to Rule 105; (xix) [deleted April 2009] (xx) "Companies Act Subsidiary" has the meaning ascribed to the term "subsidiary" in section 1159 of the Companies Act 2006 (UK) and when used in relation to a company means any such subsidiary of that company from time to time; (xxi) "the Company" means Rio Tinto Limited; (xxii) [deleted October 2009] (xxiii) “Corporations Act” means the Corporations Act 2001 (Cth) and the Corporations Regulations; (xxiv) "Corporations Act Subsidiary" has the meaning given to "subsidiary" in section 9 of the Corporations Act and when used in relation to a body corporate means any subsidiary of that body corporate from time to time; (xxv) "Deed Poll Guarantee" means the deed executed by the Company for the benefit of certain present and future creditors of Rio Tinto plc (as amended from time to time); (xxvi) "Deputy Chair" means a person appointed to the office of Deputy Chair in accordance with Rule 63; (xxvii) "Director" means a person appointed or elected from time to time to the office of Director of the Company in accordance with these Rules and includes any Alternate Director duly acting as a Director;

Page 4 (xxviii) “DLC Dividend Share” means the DLC Dividend Share issued in accordance with Rule 5A until it is cancelled, redeemed or otherwise ceases to exist or until it converts to an Ordinary Share in accordance with these Rules or the Corporations Act; (xxix) "Entrenching Provision" has the meaning ascribed to that term in Rule 7(e); (xxx) "Equalisation Fraction" means the Equalisation Ratio expressed as a fraction with the numerator being the number relating to the Ordinary Shares of the Company and the denominator being the number relating to the Rio Tinto plc Ordinary Shares; (xxxi) "Equalisation Ratio" means the ratio of the dividend, capital and voting rights per Ordinary Share to the dividend, capital and voting rights per Rio Tinto plc Ordinary Share as set out in the Sharing Agreement and as adjusted from time to time in accordance with the Sharing Agreement; (xxxii) "Equalisation Share" means the equalisation share in the Company; (xxxiii) "Excluded Rio Tinto plc Holder" means any person who is a Relevant Person (other than a Permitted Person) (both as defined in Article 64 of the Rio Tinto plc Articles) on whom a notice has been served under Article 64(E) of the Rio Tinto plc Articles or on whom a direction notice has been served under Article 63 of the Rio Tinto plc Articles which in either case has not been complied with to the satisfaction of the directors of Rio Tinto plc or withdrawn; (xxxiv) [deleted May 2020] (xxxv) "Joint Decision" means, in relation to a general meeting, a resolution put to the vote of the meeting on a Joint Decision Matter; (xxxvi) "Joint Decision Matter" means any of the following: (A) the appointment or removal of a Director of the Company and/or a director of Rio Tinto plc; (B) the receipt or adoption of the annual accounts of the Company and/or Rio Tinto plc (if shareholders are to be asked to vote on the receipt or adoption of such accounts); (C) a change of name by the Company and/or Rio Tinto plc; (D) any proposed acquisition or disposal and any proposed transaction with a substantial shareholder, director or other related party which (in any case) is required under Applicable Regulation to be authorised by shareholders; (E) the appointment or removal of the Auditors of the Company and/or the auditors of Rio Tinto plc; (F) the creation of a new class of shares (or securities convertible into, exchangeable for or granting rights to subscribe for or purchase shares of a new class) in the Company or Rio Tinto plc;

Page 5 (G) a change in the corporate status or reregistration of the Company or Rio Tinto plc; (H) a matter referred to in Clause 9.2 of the Sharing Agreement; and (I) any other matter which the Board and the Board of Rio Tinto plc each decide (generally or in a particular case) should be decided upon by Joint Decision; (xxxvii) [deleted April 2009] (xxxviii) "Limiting Restriction" has the meaning ascribed to it in Rule 2(b); (xxxix) "Liquidation Exchange Rate" means, as at any date, the closing mid-point spot Australian dollar-sterling exchange rate on the Business Day before such date (as published in the London Edition of the Financial Times, or such other point of reference as the Auditor and the liquidator of Rio Tinto plc (or, as the case may be, the Auditor of Rio Tinto plc and the liquidator of the Company or the liquidators of both the Company and Rio Tinto plc) may determine); (xl) "the Listing Rules" means the Listing Rules of the Australian Securities Exchange; (xli) "London Stock Exchange" means London Stock Exchange plc or any successor to that body; (xlii) "Market Value" for the purposes of Rule 7 means, (in the case of the Company) in respect of an issue of a relevant share or security, the weighted average sale price derived from the Australian Securities Exchange and (in the case of Rio Tinto plc) the middle market quotation derived from the London Stock Exchange Daily Official List in each case on the dealing day immediately preceding the date on which any such issue is publicly announced except that in the case of an allotment of Ordinary Shares by way of dividend it shall mean the weighted average sale price of an Ordinary Share derived from the Australian Securities Exchange over the five Business Days prior to the books closing date in respect of that dividend and in the case of an allotment of Rio Tinto plc Ordinary Shares pursuant to Article 128 of the Rio Tinto plc Articles it shall mean the value of a Rio Tinto plc Ordinary Share as defined in Article 128(D) of the Rio Tinto plc Articles; (xliii) "Matching Offers" means offers by way of rights either by both the Company and Rio Tinto plc to their respective holders of ordinary shares or by the Company on its own or by Rio Tinto plc on its own to both the holders of Ordinary Shares and the holders of Rio Tinto plc Ordinary Shares which, so far as is practicable, take place contemporaneously and which the Auditors have certified do not materially disadvantage a holder of an Ordinary Share in comparison with a holder of a Rio Tinto plc Ordinary Share and which the auditors of Rio Tinto plc have certified do not

Page 6 materially disadvantage a holder of a Rio Tinto plc Ordinary Share in comparison with a holder of an Ordinary Share; (xliv) "member" means a member of the Company in accordance with the Corporations Act; (xlv) "members present" (or a "member present") means members (or a member) present at a general meeting of the Company in person or by proxy, by attorney or, where the member is a body corporate, by representative whether in person, at a satellite place or by means of electronic facility or facilities (or a combination of these, as applicable); (xlvi) [deleted October 2009] (xlvii) "Office" means the registered office from time to time of the Company; (xlviii) "Ordinary Shares" means the ordinary shares in the Company on issue from time to time; (xlix) "person" and words importing persons shall include partnerships, associations and corporations, unincorporated and incorporated by Ordinance, Act of Parliament or registration as well as individuals; (l) "procedural resolution" comprises any resolution put to a general meeting which was not included in the notice of such meeting but nevertheless falls to be considered by that meeting; (li) "proper ASTC transfer" has the meaning given to that term in the Corporations Act; (lii) "Publicly-held Ordinary Shares" means, in relation to the Company, Publicly-held Rio Tinto Limited Ordinary Shares and, in relation to Rio Tinto plc, Publicly-held Rio Tinto plc Ordinary Shares; (liii) "Publicly-held Rio Tinto Limited Ordinary Shares" means Ordinary Shares the beneficial owners of which are not members of the Rio Tinto plc Group; (liv) "Publicly-held Rio Tinto plc Ordinary Shares" means Rio Tinto plc Ordinary Shares the beneficial owners of which are not members of the Rio Tinto Limited Group; (lv) [deleted April 2009] (lvi) [deleted April 2009] (lvii) "Register" means the Register of members of the Company to be kept pursuant to the Corporations Act; (lviii) "Rio Tinto Limited Entrenched Provision" has the meaning ascribed to that term in Rule 7(a)(vii); (lix) "Rio Tinto Limited Group" means the Company and its Corporations Act Subsidiaries from time to time and a member of the Rio Tinto Limited Group means any one of them;

Page 7 (lx) "RTL Shareholder SVC" means RTL Shareholder SVC Limited, a company incorporated in England with registered number 3115178, or such other company which replaces RTL Shareholder SVC Limited pursuant to the terms of the Rio Tinto Limited Shareholder Voting Agreement; (lxi) "Rio Tinto Limited Shareholder Voting Agreement" means the agreement entered into between RTL Shareholder SVC, The Law Debenture Trust Corporation p.l.c., Rio Tinto plc and the Company relating, amongst other things, to how the Rio Tinto plc Special Voting Share is to be voted (as amended from time to time); (lxii) "Rio Tinto plc" means Rio Tinto plc, a company incorporated in the United Kingdom with registered number 719885; (lxiii) "Rio Tinto plc Articles" means the Articles of Association of Rio Tinto plc as amended from time to time; (lxiv) "Rio Tinto plc Deed Poll Guarantee" means the deed executed by Rio Tinto plc for the benefit of certain present and future creditors of the Company (as amended from time to time); (lxv) "Rio Tinto plc Entrenched Provision" has the meaning ascribed to the term Rio Tinto Entrenched Provision in the Rio Tinto plc Articles; (lxvi) "Rio Tinto plc Equalisation Share" means the equalisation share of 10p in the capital of Rio Tinto plc the rights attaching to which are set out, inter alia, in Articles 3 and 60 of the Rio Tinto plc Articles; (lxvii) "Rio Tinto plc Group" means Rio Tinto plc and its Companies Act Subsidiaries from time to time and a member of the Rio Tinto plc Group means any of them; (lxviii) "Rio Tinto plc Ordinary Shares" means the ordinary shares of 10p each in Rio Tinto plc on issue from time to time; (lxix) "RTP Shareholder SVC" means RTP Shareholder SVC Pty Limited (ACN 070 481 908) a company incorporated in Victoria or such other company which replaces RTP Shareholder SVC Pty Limited pursuant to the terms of the Rio Tinto plc Shareholder Voting Agreement; (lxx) "Rio Tinto plc Shareholder Voting Agreement" means the agreement between the RTP Shareholder SVC, The Law Debenture Trust Corporation p.l.c., the Company, RTP Australian Holdings Limited and Rio Tinto plc relating, amongst other things, to how the Special Voting Share and the Ordinary Shares held by Tinto Holdings Australia Pty Limited (ACN 004 327 922) or beneficially owned by any other member of the Rio Tinto plc Group are to be voted (as amended from time to time); (lxxi) "Rio Tinto plc Special Voting Share" means the special voting share of 10p in Rio Tinto plc; (lxxii) [deleted April 2009]

Page 8 (lxxiii) [deleted April 2009] (lxxiv) [deleted April 2009] (lxxv) "Seal" means the common seal of the Company; (lxxvi) "Secretary" means a person appointed as Secretary of the Company and includes any person appointed to perform the duties of Secretary; (lxxvii) "securities" includes shares, rights to shares or stock, options to acquire shares and other securities with rights of conversion to equity and debentures, debenture stock, notes and other like obligations; (lxxviii) "Sharing Agreement" means the agreement entered into between the Company and Rio Tinto plc entitled "DLC Merger Sharing Agreement" (as amended from time to time); (lxxix) "special resolution" means a special resolution of the Company in accordance with the Corporations Act; (lxxx) "Special Voting Share" means the special voting share in the Company described in Rules 7, 8 and 74; (lxxxi) "sterling" means the lawful currency from time to time of the United Kingdom; (lxxxii) "these Rules" means these Rules as altered or added to from time to time and any reference to a Rule by number is a reference to the Rule of that number in these Rules; (lxxxiii) [deleted April 2009] (lxxxiv) "Uncertificated Securities Holding" means securities of the Company which under the Corporations Act, the Listing Rules or any Uncertificated Transfer System may be held in uncertificated form; (lxxxv) "Uncertificated Transfer System" means any system operated under the Corporations Act, the Listing Rules or the ASTC Settlement Rules which regulates the transfer or registration of, or the settlement of transactions affecting, securities of the Company in uncertificated form and includes CHESS (as defined in the ASTC Settlement Rules) as it applies to securities in certificated and uncertificated form; (lxxxvi) “wholly owned subsidiary”, in relation to a body corporate, means a body corporate none of whose members is a person other than the first mentioned body corporate, a wholly owned subsidiary of the first mentioned body corporate or a nominee of the first mentioned body corporate or its wholly owned subsidiary; (lxxxvii) "writing" and "written" includes printing, typing, lithography and other modes of reproducing words in a visible form including, without limitation, any representation of words in a physical document or in an electronic communication or form or otherwise.

Page 9 (b) A reference to "Limiting Restriction" refers to the limit (if any) on offers for cash (otherwise than pro-rata by way of rights to existing holders of Ordinary Shares or holders of Rio Tinto plc Ordinary Shares) of shares or other securities existing under restrictions for the time being applicable to the Company or Rio Tinto plc under Applicable Regulation, and for the purpose of ascertaining the most Limiting Restriction at any time in any situation: (i) a restriction applicable to the Company shall be treated as also applicable to Rio Tinto plc (converting the restrictions, expressed in terms of a number of shares in the Company, into a number of Rio Tinto plc shares by application of the Equalisation Ratio), and vice versa in relation to a restriction applicable to Rio Tinto plc; (ii) a restriction expressed in terms of a nominal amount of Rio Tinto plc's equity share capital shall be treated as if it related to the number of Rio Tinto plc Ordinary Shares represented by that nominal amount and then converted into a number of Ordinary Shares by application of the Equalisation Ratio and any restriction in relation to the Company shall be similarly treated; (iii) a restriction (when expressed as a number of Ordinary Shares or Rio Tinto plc Ordinary Shares) that, under Applicable Regulation, has been derived by application of a percentage to a number or nominal amount of Ordinary Shares and/or number or nominal amount of Rio Tinto plc Ordinary Shares rather than to the number of the Aggregate Publicly-held Ordinary Shares (taking into account the application of the Equalisation Ratio as described in paragraphs (i) and (ii) above) shall be adjusted to the number that would have been derived from the application of such percentage to the number of the Aggregate Publicly-held Ordinary Shares (after so taking into account the application of the Equalisation Ratio); and (iv) any restriction under Applicable Regulation which comes into force in relation to either the Company or Rio Tinto plc after the date of the Sharing Agreement which does not fall within (i), (ii) or (iii) above shall be applied to the Aggregate Publicly-held Ordinary Shares in the way in which the Board and the Board of Rio Tinto plc agree best reflects the rationale underlying paragraphs (i), (ii) and (iii) above. (c) Any reference to an "equivalent resolution" considered by holders of Publicly-held Rio Tinto plc Ordinary Shares means the resolution considered at the most nearly contemporaneous general meeting of Rio Tinto plc which bears a close relationship to the relevant resolution being considered at a general meeting of the Company. For example, but without limitation, a resolution to appoint or remove an individual as a director of Rio Tinto plc, to appoint or remove the auditors of Rio Tinto plc or to receive and adopt the accounts of Rio Tinto plc would, if no resolution considering such matters in relation to the Company were put to the Rio Tinto plc general meeting, be the "equivalent resolution" to a resolution relating to the appointment or removal of the same individual as a Director of the Company,

Page 10 the appointment or removal of the same international firm of auditors as the Auditors or the receipt or adoption of the Company's accounts as the case may be. (d) References to offers by way of rights include offers which are subject to such exclusions or other arrangements as the Board or (where relevant) the Board of Rio Tinto plc may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory. (e) A reference to the Corporations Act or any other statute or regulations or to the City Code on Takeovers and Mergers is a reference to it as in force from time to time, including any modification or substitution of it, and a regulation or statutory instrument issued under it unless the context otherwise requires. (f) A reference to the Listing Rules or to the ASTC Settlement Rules is to the Listing Rules or to the ASTC Settlement Rules (as the case may be) as are in force from time to time in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company. (g) Unless otherwise defined in these Rules, words which are given a special meaning by the Corporations Act have the same meaning in these Rules. (h) Except where the contrary intention appears, words in the singular include the plural and vice versa. (i) Except where the contrary intention appears, words importing one gender include any other gender. (j) The references to notices in Rules 133 to 140 (both inclusive) include not only formal notices of meeting but also all documents and other communications from the Company to the members but do not include cheques. (k) A special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Rules. (l) The headings and sidenotes do not affect the construction of these Rules. BUSINESS 3. [deleted October 2009] CAPITAL 4. Share capital The share capital of the Company may, without limitation, be divided into ordinary shares, one Special Voting Share, one Equalisation Share and one DLC Dividend Share.

Page 11 SHARES 5. Issue of shares with special rights Without prejudice to any special rights previously conferred on the holders of existing shares and subject to Rule 7, any shares in the capital of the Company (whether forming part of the original capital or not) may be issued with preferred, deferred or other special rights or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Board may from time to time determine provided that the rights attaching to shares of a class other than Ordinary Shares shall be expressed at the date of issue. 5A DLC Dividend Share Without limiting Rule 5, but notwithstanding anything else in this Constitution, the Board may issue a share (a “DLC Dividend Share”) in the capital of the Company to Rio Tinto plc or a wholly owned subsidiary of Rio Tinto plc on the following terms: (i) the DLC Dividend Share does not confer on its holder any right: (A) to vote or to attend or be heard at any general meeting; (B) to redemption or, in a winding-up, to repayment of capital; or (C) subject to Rule 5A(a)(ii), to participate in assets or profits of the Company; or (D) to receive notices, reports, profit and loss accounts or balance sheets; (ii) the holder of the DLC Dividend Share shall not be entitled to receive a dividend on the share unless and until the following conditions have been satisfied: (A) the Board in its absolute discretion resolves to pay the dividend on the DLC Dividend Share; (B) the legal and beneficial owner of the DLC Dividend Share at the time of declaration and payment of the dividend is Rio Tinto plc or a wholly owned subsidiary of Rio Tinto plc; (C) in the case of the first dividend to be paid on the DLC Dividend Share, there has been at least one dividend paid on Ordinary Shares since the date of issue of the DLC Dividend Share; (D) in the case of subsequent dividends paid on the DLC Dividend Share, there has been at least one dividend paid on Ordinary Shares since the date of payment of the last dividend on the DLC Dividend Share; and (E) in the Company’s financial year in which the dividend is to be paid, at least one dividend has been paid on Ordinary Shares,

Page 12 (iii) upon the earlier of: (A) the registration of any transfer of the DLC Dividend Share ; and (B) a person becoming the beneficial owner of the DLC Dividend Share, in each case other than as a result of the distribution of the DLC Dividend on the winding up of the holder of the DLC Dividend Share, the DLC Dividend Share will convert to an Ordinary Share, and the Board may, at its absolute discretion, issue such a DLC Dividend Share from time to time provided that, at any one time, there is only one DLC Dividend Share in the capital of the Company on issue; and (iv) the Company may convert the DLC Dividend Share into an Ordinary Share at any time by giving notice in writing to the holder thereof. 6. Preference shares If the Company at any time proposes to create and issue any preference shares: (a) the preference shares may be issued on the terms that they are, or at the option of the Company or the holder are, liable to be redeemed whether out of profits or otherwise; (b) the preference shares confer on the holders the right to convert the preference shares into Ordinary Shares if and on the basis the Board determines at the time of issue of the preference shares; (c) (i) the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend on the basis determined by the Board at the time of issue of the preference shares; (ii) in addition to the preferential dividend, the preference shares may participate with the Ordinary Shares in dividends declared by the Board if and to the extent the Board determines at the time of issue of the preference shares; and (iii) the preferential dividend may be cumulative if and to the extent the Board determines at the time of issue of the preference shares; (d) the preference shares are to confer on the holders: (i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of: (A) the amount paid or agreed to be considered as paid on each share; and (B) the amount (if any) equal to the aggregate of any dividend accrued (whether declared or not) but unpaid and of any arrears of dividends; and

Page 13 (ii) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend; (e) the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company; (f) the holders of the preference shares have the same rights as the holders of Ordinary Shares to receive notices, reports, profit and loss accounts and balance sheets and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows: (i) on any question considered at a general meeting if, at the date of the meeting, the dividend on the preference shares is in arrears; (ii) on a proposal: (A) to reduce the share capital of the Company; (B) that affects rights attached to the preference shares; (C) to wind up the Company; (D) for the disposal of the whole of the property, business and undertaking of the Company; (iii) on a resolution to approve the terms of a buy-back agreement; and (iv) on any question during the winding up of the Company; and (g) the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be deemed to have been varied by the further issue. 7. Separate Approvals of Class Rights Actions (a) The following matters shall constitute Class Rights Actions if undertaken by either the Company or Rio Tinto plc: (i) the offer to the holders of its existing ordinary shares generally of shares or other securities for subscription or purchase: (A) by way of rights (otherwise than by Matching Offers), where the proposed offer (when aggregated with (1) any previous offers by either the Company or Rio Tinto plc of shares or other securities for cash by way of rights or otherwise, but not under Matching Offers, (2) any sales, other than intra Rio Tinto plc Group sales, by a member of the Rio Tinto plc Group of Ordinary Shares, and (3) any sales, other than intra Rio Tinto Limited Group sales, by a member of the Rio Tinto Limited Group of Rio Tinto plc Ordinary Shares, in each case in the relevant period) exceeds the then most Limiting Restriction that for the time being would be applicable were shares or other securities of the relevant description proposed to be offered in fact offered for cash otherwise than pro-

Page 14 rata by way of rights to existing shareholders of the relevant class either by the Company or by Rio Tinto plc; or (B) otherwise than by way of rights, at below Market Value; (ii) the reduction or, if permitted by law, redemption of the company's ordinary share capital by way of a capital repayment to holders of its ordinary shares or a cancellation of unpaid ordinary share capital; (iii) the purchase by the company of its own ordinary shares (except for such a purchase at, around or below prevailing market prices for those shares where the purchase occurs in accordance with Applicable Regulation); (iv) the voluntary liquidation of the company; (v) an adjustment to the Equalisation Ratio otherwise than in accordance with paragraph 5 of Schedule 2 to the Sharing Agreement; (vi) the amendment to the terms of, or termination of, the Sharing Agreement, the Rio Tinto Limited Shareholder Voting Agreement or the Rio Tinto plc Shareholder Voting Agreement other than, in the case of the Rio Tinto Limited Shareholder Voting Agreement or the Rio Tinto plc Shareholder Voting Agreement, to conform such agreement with the terms of the Sharing Agreement or in any case, by way of formal or technical amendment which is not materially prejudicial to the interests of the shareholders of the Company or Rio Tinto plc or is necessary to correct any inconsistency or manifest error or is by way of an amendment agreed between the Company and Rio Tinto plc pursuant to Clause 17.6 of the Sharing Agreement or the equivalent provision of any such document; (vii) any amendment to, or removal of, or the alteration of the effect of (which for the avoidance of doubt shall be taken to include the ratification of any breach of), all or any of the following (each of which is a Rio Tinto Limited Entrenched Provision): (A) [deleted October 2009] (B) the definitions in Rule 2(a) of "Aggregate Publicly-held Ordinary Shares", "Applicable Regulation", "Associate", "Australian dollars", "Board of Rio Tinto plc", "Class Rights Action", "Companies Act Subsidiary", "Corporations Act Subsidiary", "Rio Tinto Limited Entrenched Provision", "Rio Tinto Limited Group", "RTL Shareholder SVC", "Rio Tinto Limited Shareholder Voting Agreement", "Deed Poll Guarantee", "Entrenching Provision", "Equalisation Fraction", "Equalisation Ratio", "Equalisation Share", "Excluded Rio Tinto plc Holder", "Joint Decision", "Joint Decision Matter", "Limiting Restriction", "Liquidation Exchange Rate", "Market Value", "Matching Offers", "Ordinary Shares", "procedural resolution", "Publicly-held Rio Tinto Limited Ordinary Shares", "Publicly-held Ordinary Shares", "Publicly-held Rio Tinto plc Ordinary Shares", "Rio Tinto plc", "Rio Tinto plc Articles", "Rio Tinto

Page 15 plc Equalisation Share", "Rio Tinto plc Deed Poll Guarantee", "Rio Tinto plc Entrenched Provision", "Rio Tinto plc Group", "Rio Tinto plc Ordinary Shares", "Rio Tinto plc Special Voting Share", "RTP Shareholder SVC", "Rio Tinto plc Shareholder Voting Agreement", "Sharing Agreement", "Special Voting Share", and "sterling"; (C) this Rule 7 (class rights actions); (D) Rule 8 (dividends on Special Voting Share and Equalisation Share); (E) Rule 16 (variation of class rights); (F) Rule 35(c) (Refusal to register transfer of Special Voting Share and Equalisation Share); (G) Rule 66 (amendments to resolutions); (H) Rule 70 (demand for poll); (I) Rule 71 (taking a poll); (J) Rule 74 (voting rights of members); (K) Rule 77 (appointment of proxies); (L) Rule 85 (election or appointment of additional Director); (M) Rule 96(a), (b), (c) the proviso in brackets in (d), (e)(ii), (g) and (h) (retirement and nomination of Directors); (N) Rule 97(a), second sentence only (Alternate Directors); (O) Rule 98(f) (vacation of office of Directors if ceasing to be a Rio Tinto plc director); (P) Rule 108 (resolution of Directors in writing); (Q) Rule 111 (giving effect to Sharing Agreement); (R) Rule 143 (capital rights on a liquidation); and (S) Rule 145 (change of control); (viii) any amendment to, or removal of, or alteration of the effect of (which for the avoidance of doubt shall be taken to include the ratification of any breach of), any Rio Tinto plc Entrenched Provision; and (ix) the doing of anything which the Board and the Board of Rio Tinto plc each decide (either in a particular case or generally) should be treated as a Class Rights Action. (b) Any Class Rights Action by the Company (apart from those specified in sub- paragraph (vii) of paragraph (a) of this Rule) shall be deemed to be a variation of the rights of the Special Voting Share and shall accordingly be effective only with the consent in writing of the holder of the Special Voting Share and without such consent shall not be done or caused or permitted to be done.

Page 16 (c) Any Class Rights Action by the Company comprising or including an amendment to any Rio Tinto Limited Entrenched Provision shall be effective only with the approval of a special resolution on which the holder of the Special Voting Share shall be entitled to vote but only in accordance with Rule 74(c)(i) and the Rio Tinto plc Shareholder Voting Agreement. (d) Without limiting paragraph (c), a special resolution altering or amending any Rio Tinto Limited Entrenched Provision does not have any effect unless and until the holder of the Special Voting Share has consented in writing to the alteration or amendment. A reference in this Rule to a special resolution altering or amending any Rio Tinto Limited Entrenched Provision includes a reference to any resolution of any type which has the effect of altering, adding to, or omitting any Rio Tinto Limited Entrenched Provision or any other effect which is equivalent or substantially similar to that effect (which for the avoidance of doubt shall be taken to include ratification of any breach of any such Rio Tinto Limited Entrenched Provision). (e) A special resolution altering or amending Rule 111 or paragraph (d) or this paragraph (e) of this Rule 7 (each an "Entrenching Provision") does not have any effect unless and until the holder of the Special Voting Share has consented in writing to the alteration or amendment. A reference in this paragraph to a special resolution altering or amending an Entrenching Provision includes a reference to any resolution of any type which has the effect of altering, adding to or omitting the Entrenching Provision or any other effect which is equivalent or substantially similar to that effect (which for the avoidance of doubt shall be taken to include ratification of any breach of any such Entrenching Provision). (f) Any other Class Rights Action by the Company shall (in addition to the consent required under paragraph (b) of this Rule) be effective only with such approval of the shareholders of the Company (apart from the holder of the Special Voting Share) as is required by Applicable Regulation and the Sharing Agreement. 8. Dividends on Special Voting Share and Equalisation Share (a) The Special Voting Share does not entitle its holder to any dividends. (b) Subject to the special rights attached to any preference shares having a preferred right to participate as regards dividends up to but not beyond a specified amount in a distribution (but in priority to the payment of any dividends on other classes of share), the Equalisation Share shall carry such dividends as are declared or paid on the Equalisation Share in accordance with Schedule 1 and Schedule 2 to the Sharing Agreement. (c) Subject to the special rights for the time being attached to other classes of share, the profits of the Company available for distribution and resolved to be distributed shall subject to the Corporations Act be distributed by way of dividend among the holders of Ordinary Shares.

Page 17 9. Obligation for calls Without limiting the generality of Rule 5, the Board may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of those calls. 10. Shares at the disposal of the Board Except as provided by contract or these Rules to the contrary, the Board may issue and allot shares, grant options over or otherwise dispose of shares on the terms and conditions and for the consideration and for or at the time it thinks fit. 11. Directors may participate Any Director or any person who is an associate of a Director for the purposes of the Listing Rules may participate in any issue by the Company of shares, rights to shares or options to acquire shares or other securities unless the Director is precluded from participating by the Listing Rules. 12. Power to pay commission and brokerage The Company may at any time pay a commission to any person in consideration of that person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company. The commission may be paid or satisfied in cash or in shares, debentures or debenture stock of the Company or otherwise. The Company may in addition to or instead of commission pay any brokerage permitted by law. 13. Surrender of shares The Board may, in its discretion, accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares. 14. Joint holders Where two or more persons are registered as the holders of any shares, they shall be deemed to hold the shares as joint tenants with benefits of survivorship subject to the following provisions: Number of Holders: (a) the Company is not bound to register more than four persons as the holders of the shares unless otherwise required by law (except in the case of trustees executors or administrators of a deceased shareholder); Liability for payments: (b) the joint holders of the shares shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of the shares; Death of joint holder: (c) on the death of any one of the joint holders, the survivor or survivors shall be the only persons recognised by the Company as having any title to the shares but the

Page 18 Board may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the shares; Power to give receipt: (d) any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders; Notices to joint holders: (e) only the person whose name stands first in the Register as one of the joint holders of the shares shall be entitled, if the Company is required by the Corporations Act or the Listing Rules to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person shall be deemed notice to all the joint holders; and Votes of joint holders: (f) any one of the joint holders may vote at any meeting of the Company either personally (including by duly authorised representative, attorney or, where permitted under these Rules, by direct vote) or by proxy, in respect of the shares as if that joint holder was solely entitled to the shares. If more than one of the joint holders are present at any meeting personally or by proxy or attorney, the joint holder who is present whose name stands first in the Register in respect of the shares shall alone be entitled to vote in respect of the shares. 15. Non-recognition of equitable interests, etc Except as otherwise provided in these Rules, the Company shall be entitled to treat the registered holder of any share as the absolute owner of the share and accordingly shall not, except as ordered by a Court of competent jurisdiction or as required by statute, be bound to recognise (even when having notice) any equitable or other claim to or interest in the share on the part of any other person. MODIFICATION OF RIGHTS 16. How special rights may be varied Subject to Rule 7, whenever the capital of the Company is divided into different classes of shares, all or any of the rights and privileges attached to any class may be varied or abrogated by a special resolution approving the proposed variation or abrogation passed at a special meeting of the holders of the issued shares of the class affected by a majority of not less than three-fourths of the holders present and voting either in person or by representative proxy or attorney or (if a quorum is not present at the special meeting or if the resolution is not passed by the necessary majority) by consent in writing signed by the holders of at least three-fourths of the issued shares of the class within two calendar months from the date of the special meeting. All the provisions in these Rules as to general meetings shall apply to the special meeting.

Page 19 SEALS 17. Seals and their use The Company may have a common seal and a duplicate common seal which are to be used by the Company as determined by the Board. 18. [deleted April 2009] 19. [deleted April 2009] CERTIFICATES FOR SECURITIES 20. Uncertificated Holdings If and for so long as dealings in securities of the Company take place under an Uncertificated Transfer System: (a) the Company need not issue any certificate in respect of securities held as an Uncertificated Securities Holding; and (b) the Register may distinguish between shares or other securities held in certificated form and securities held as an Uncertificated Securities Holding. 21. Certificates Directors may determine to issue certificates for securities of the Company and to cancel any certificates on issue and to replace lost, destroyed or defaced certificates on issue on the basis and in the form they determine from time to time. 22. [deleted April 2009] 23. [deleted April 2009] 24. [deleted April 2009] 25. [deleted April 2009] CALLS 26. Calls and notice of calls Subject to the terms upon which any shares may have been issued, the Board may, from time to time, makes calls as it thinks fit upon the members in respect of all moneys unpaid on their shares. Each member shall be liable to pay the amount of each call in the manner specified and at the time and place appointed by the Board. Calls may be made payable by instalments. 27. When a call is made A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed. Subject to the Listing Rules, the call may be revoked at the discretion of the Board at any time prior to the date on which payment in respect of any call is due.

Page 20 28. Interest on the late payment of calls If any sum (or part of any sum) payable in respect of a call is not paid on or before the date appointed for payment, the member from whom the sum is due shall pay interest on the unpaid amount from the due date to the date of payment at the rate the Board from time to time determines. The Board may waive the whole or part of any interest paid or payable under this Rule. 29. Instalments If, by the terms of an issue of shares, any amount is payable in respect of any shares by instalments, every instalment shall be payable as if it were a call duly made by the Board of which due notice had been given, and all provisions of these Rules with respect to the payment of calls and of interest or to the forfeiture of shares for non-payment of calls or with respect to liens or charges shall apply to the instalment and to the shares in respect of which it is payable. 30. Payment in advance of calls The Board may, if it thinks fit, receive from any member all or any part of the moneys unpaid on all or any of the shares held by that member beyond the sums actually called up and then due and payable either as a loan repayable or as a payment in advance of calls. If it so elects the Company may pay interest on the moneys advanced at the rate and on the terms agreed by the Board and the member paying the sum in advance. 31. Non-receipt of notice of call The non-receipt of a notice of any call by, or the accidental omission to give notice of any call to, any member shall not invalidate the call. TRANSFER AND TRANSMISSION OF SECURITIES 32. Form of transfer No transfer of any securities shall be registered unless: (a) a proper instrument of transfer, in writing in the usual or common form or in any form the Board may from time to time prescribe or in a particular case accept, duly stamped (if necessary), is delivered to the Company; (b) the transfer is a proper ASTC transfer, which is to be in the form required or permitted by the Corporations Act or the ASTC Settlement Rules; or (c) the transfer has been effected by any other electronic system in which the Company participates in accordance with the rules of that system. 33. Effecting a transfer (a) If required by the Corporations Act, the Listing Rules or the Board, an instrument of transfer shall be signed by or on behalf of the transferor and the transferee. Except in the case of a proper ASTC transfer, the transferor shall be deemed to remain the holder of the securities transferred until the name of the transferee is entered in the Register. A proper ASTC transfer is taken to be recorded in the

Page 21 Register, and the name of the transferee to be registered as the holder of the securities comprised in the proper ASTC transfer, at the time provided for in the ASTC Settlement Rules. (b) The Board may take any action it determines to comply with the ASTC Settlement Rules and may request the ASTC to apply a holding lock to prevent the transfer of securities the subject of the ASTC Settlement Rules. (c) The Company may do anything necessary or desirable to facilitate participation by the Company in any Uncertificated Transfer System or in any other uncertificated transfer system in which the Company participates. (d) Subject to law, a shareholder may be charged a transfer fee by a third party service provider in connection with the transfer or registration of, or the settlement of transactions affecting, securities of the Company. 34. Instrument of transfer and certificate to be left at Office Every instrument of transfer shall be left for registration at the Office or any other place the Board determines from time to time. The instrument of transfer shall be accompanied by the certificate (if any) for the securities to be transferred and any other evidence which the Board may require to prove the title of the transferor, the transferor's right to transfer the securities, due execution of the transfer or due compliance with the provisions of any law relating to stamp duty. The Board may waive the production of the certificate (if any) in any case which it considers appropriate. The preceding requirements of this Rule do not apply in respect of a proper ASTC transfer. 35. Board may refuse to register (a) Subject to the Corporations Act, the Listing Rules and the ASTC Settlement Rules, the Board may refuse to register any transfer of securities: (i) if the Company has a lien on the securities in accordance with the Listing Rules; (ii) where it is permitted to do so by the Listing Rules; (iii) [deleted April 2009] (iv) where it is required to do so pursuant to a court order; or (v) if the registration of the transfer would result in a contravention of, or failure to observe the provisions of, any applicable law or the Listing Rules. Notice of refusal of transfer (b) Notwithstanding the preceding paragraph, the Board may not refuse to register any proper ASTC transfer except as permitted by the Corporations Act, the Listing Rules or the ASTC Settlement Rules. Subject to the Corporations Act and the Listing Rules, the decision of the Board relating to the registration of a transfer is absolute. If the Board refuses to register a transfer, the Board shall give the lodging party written notice of the refusal and the reasons for the refusal within the maximum period permitted by the Listing Rules. Failure to give notice of refusal to

Page 22 register any transfer as may be required under the Corporations Act or the Listing Rules does not invalidate the decision of the Board. (c) The Board shall refuse to register any transfer of: (i) the Special Voting Share unless the transfer is to a new RTP Shareholder SVC in accordance with the terms of the Rio Tinto plc Shareholder Voting Agreement; or (ii) the Equalisation Share unless the transfer is to a member of the Rio Tinto plc Group or a trustee for the benefit of a member or members of the Rio Tinto plc Group. (d) The decision of the Board relating to the registration of such a transfer shall be absolute. 36. Company to retain instrument of transfer Every instrument of transfer which is registered shall, for any period determined by the Board, be retained by the Company after which, the Company may destroy it provided that any instrument of transfer which the Board refuses to register shall (except in the case of fraud) be returned on demand to the person depositing it or to the transferee provided the demand is made within twelve calendar months after the giving of notice by the Company of its refusal to register the instrument of transfer. The preceding requirements of this Rule do not apply in respect of a proper ASTC transfer. 37. Closing Register Subject to the Corporations Act, the Listing Rules and the ASTC Settlement Rules, the transfer books and the Register may be closed during such time as the Board thinks fit and the Board may specify a time by reference to which the entitlement of persons to vote at any general meeting of the Company is to be determined. 38. Cancellation of old certificate Subject to Rule 34, and to the Corporations Act, the Listing Rules and the ASTC Settlement Rules, on every application to register the transfer of any shares or to register any person as a member in respect of any shares transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the shares in respect of which registration is required shall be delivered up to the Company for cancellation and upon registration the certificate is considered to be cancelled. 39. Transmission upon death (a) Where a member dies: (i) the legal personal representatives of the deceased, where the member was a sole holder or a joint holder holding as a tenant in common; and (ii) the survivor or survivors, where the member was a joint holder, are the only persons recognised by the Company as having any title to the member's interest in the securities of the Company (as the case may be).

Page 23 (b) Subject to the Corporations Act, the Board may require evidence of a member's death as it determines. (c) This Rule does not release the estate of a deceased joint holder from any liability in respect of any security that had been jointly held by the holder with other persons. 40. Transmission by operation of law Subject to the Corporations Act, the Listing Rules and the ASTC Settlement Rules, a person to whom the right to any shares has devolved by will or by operation of law, upon producing the certificate for shares (if any) and any other evidence the Board may require of title or that the person sustains the character in respect of which the person proposes to act under this Rule, may be registered as a member in respect of the shares or may (subject to the provisions in these Rules relating to transfers) transfer the shares. 41. Board may refuse registration of transmissions The Board shall have the same right to refuse to register a person entitled by transmission to any shares or the person's nominee as if the person or the person's nominee were the transferee named in an ordinary transfer presented for registration. FORFEITURE AND LIEN 42. Notice requiring payment of sums payable If any member fails to pay any sum payable on or in respect of any shares, either for allotment money, calls or instalments, on or before the day appointed for payment, the Board may, at any time after the day specified for payment whilst any part of the sum remains unpaid, serve a notice on the member requiring that member to pay the sum or so much of the sum as remains unpaid together with interest accrued and all expenses incurred by the Company by reason of the non-payment. 43. Content of notice The notice shall name a day on or before which the sum, interest and expenses (if any) are to be paid and the place or places where payment is to be made. The notice shall also state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which the sum is payable will be liable to be forfeited, and such other information as required by the Corporations Act, the Listing Rules and ASTC Settlement Rules. 44. Forfeiture on non-compliance with notice If there is non-compliance with the requirements of any notice given pursuant to Rule 42, any shares in respect of which notice has been given may, at any time after the day specified in the notice for payment whilst any part of allotment moneys, calls, instalments, interest and expenses (if any) remains unpaid, be forfeited by a resolution of the Board to that effect. The forfeiture shall include all dividends, interest and other moneys payable by the Company in respect of the forfeited shares and not actually paid before the forfeiture.

Page 24 45. Notice of forfeiture When any share is forfeited, notice of the resolution of the Board shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture shall be made in the Register as the case may be. Failure to give notice or make the entry as required by this Rule shall not invalidate the forfeiture. 46. Disposal of forfeited shares Any forfeited share shall be deemed to be the property of the Company and the Board may sell, re-allot or otherwise dispose of or deal with the share in any manner it thinks fit and, in the case of re-allotment, with or without any money paid on the share by any former holder being credited as paid up. 47. Annulment of forfeiture The Board may, at any time before any forfeited share is sold, re-allotted or otherwise disposed of, annul the forfeiture of the share upon any condition it thinks fit. 48. Liability notwithstanding forfeiture Any member whose shares have been forfeited shall, notwithstanding the forfeiture, be liable to pay and shall forthwith pay to the Company all sums of money owing upon or in respect of the forfeited shares at the time of forfeiture, together with interest from that time until payment at the rate the Board from time to time determines and expenses. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this Rule as it thinks fit. 49. Company's lien or charge The Company shall have a first and paramount lien or charge for unpaid calls, instalments and any amounts the Company is called upon by law to pay in respect of the shares of a member upon shares registered in the name of the member or joint members in respect of which the calls or instalments are due and unpaid (whether presently payable or not) or in respect of which the amounts are paid and upon the proceeds of sale of the shares. The lien or charge shall extend to all dividends and bonuses from time to time declared in respect of the shares; provided that if the Company registers a transfer of any shares upon which it has a lien or charge without giving the transferee notice of its claim, the shares shall be freed and discharged from the lien or charge of the Company. The Company may do all things necessary or appropriate under the ASTC Settlement Rules to protect or enforce any lien or charge. 50. Sale of shares to enforce lien (a) Subject to paragraph (b), for the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in any manner it thinks fit, but no sale shall be made: (i) until notice in writing of the intention to sell has been served on the member in whose name the shares are registered or the member's representatives; and

Page 25 (ii) default has been made in payment of the part of the amount in respect of which the lien exists as is presently payable for fourteen days after the giving of notice. (b) In respect of any shares which are CHESS approved securities, for the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in accordance with the ASTC Settlement Rules. (c) The Company may appoint any person to transfer, as transferor, the shares which are subject to the lien or charge, and may do all other acts and things it considers necessary or expedient to effect the transfer of the shares, and such transfer shall be as effective as if it had been carried out by the registered holder of or person entitled by transmission to such shares. The transferee shall not be bound to see to the application of the purchase money and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. 51. Title of shares forfeited or sold to enforce lien (a) In the case of a sale or a re-allotment of forfeited shares or of the sale of shares to enforce a lien or charge, an entry in the minute book of the Board that the shares have been forfeited, sold or re-allotted in accordance with these Rules shall be sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-allotment of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-allotment. (b) In the case of re-allotment, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares shall constitute a good title to them. (c) In the case of a sale, the Company may appoint a person to execute, or may otherwise effect, a transfer in favour of the person to whom the shares are sold. (d) Upon the issue of the receipt or the transfer being executed or otherwise effected the person to whom the shares have been re-allotted or sold shall be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-allotment or purchase and the person shall not be bound to see to the regularity of the proceedings or to the application of the purchase money or consideration; nor shall the person's title to the shares be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re- allotment. (e) The net proceeds of any sale or re-allotment shall be applied first in payment of all costs of or in relation to the enforcement of the lien or charge or the forfeiture (as the case may be) and of the sale or re-allotment, next in satisfaction of the amount in respect of which the lien exists as is then payable to the Company (including interest) and the residue (if any) paid to the person registered as the holder of the shares immediately prior to the sale or re-allotment or to the person's executors, administrators or assigns as the person or the person's executors, administrators

Page 26 or assigns shall direct upon the production of any evidence as to title required by the Board. (f) [deleted April 2009] INCREASE AND REDUCTION OF CAPITAL 52. Power to alter or reduce share capital Subject to Rule 7, the Company may reduce or alter its share capital in any manner provided for or permitted by the Corporations Act. 53. Rights attached to subdivided shares Without limiting Rule 52, whenever any shares are subdivided, the Company may by special resolution determine that as between the holders of the shares resulting from the subdivision one or more of the shares shall have some preference or special advantage as regards dividends, capital, voting or otherwise as compared with the other shares. 54. Board may give effect to alteration of share capital The Board may do all acts and things required to give effect to any resolution authorising alteration of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as it thinks fit. 55. [deleted April 2009] 56. [deleted April 2009] GENERAL MEETINGS 57. Annual general meetings (a) General meetings of the Company may be convened and held at the times and places (including at two or more venues using technology that gives members a reasonable opportunity to participate) and in the manner determined by the Board and in accordance with the requirements of the Corporations Act. The general meetings before which the annual accounts of the Company are to be laid shall be called annual general meetings. (b) The Directors may make whatever arrangements they consider fit to allow those entitled to do so to attend and participate in any general meeting. The Directors shall determine in relation to each general meeting the means of attendance at and participation in the general meeting, including whether the persons entitled to attend and participate in the general meeting shall be enabled to do so: (i) by simultaneous attendance and participation at a satellite place or places pursuant to Rule 57(c); and/or (ii) by means of electronic facility or facilities pursuant to Rule 57A(a),

Page 27 (and for the avoidance of doubt, the Directors shall be under no obligation to offer or provide such satellite place or places or facility or facilities). (c) In the case of any general meeting, the Directors or the chair may make arrangements for simultaneous attendance at and participation in the general meeting in more than one physical place by persons entitled to attend the meeting. The members present in person or by proxy at a satellite place shall be counted in the quorum for, and entitled to vote at, the general meeting in question. The general meeting shall be duly constituted and its proceedings valid if the chair is satisfied that adequate facilities are available throughout the meeting to ensure that members attending at the principal place and any satellite place(s) are able to: (i) participate in the business for which the meeting has been convened in accordance with applicable law; and (ii) see, and be seen by, persons attending at the principal place and any other satellite place(s) at which the meeting is convened. The general meeting shall be deemed to take place at the place where the chair presides (the principal place, with any other location where that meeting takes place being referred in these Rules as a satellite place). The powers of the chair shall apply equally to each satellite place, including his or her power to adjourn the meeting as referred to in Rule 67. 57A. Hybrid Meetings (a) The Directors may determine in relation to any general meeting (including any general meeting that is being held at more than one physical place) to enable persons entitled to attend and participate to do so by simultaneous attendance and participation by means of electronic facility or facilities (any such general meeting being a Hybrid Meeting). The members present in person, by proxy, or by means of electronic facility or facilities shall be counted in the quorum for, and entitled to participate in, the general meeting in question. A Hybrid Meeting shall be duly constituted and its proceedings valid if the chair of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that members attending the meeting by all means (including by means of electronic facility or facilities) are able to participate in the business for which the meeting has been convened in accordance with applicable law. For the purposes of all other provisions of these Rules any such meeting shall be treated as being held and taking place at the principal place. (b) If a general meeting is held partly by means of electronic facility or facilities, the Directors (and, at a general meeting, the chair) may (subject to the requirements of the Corporations Act) make any arrangement and impose any requirement or restriction in connection with participation by such facility or facilities, including any arrangement, requirement or restriction that is: (i) necessary to ensure the identification of those taking part and the security of the electronic facility; and (ii) proportionate to the achievement of those objectives.

Page 28 (c) Subject to any applicable law, in no circumstances shall the inability of one or more members to access, or to continue to access, the electronic facility or facilities for participation in the meeting affect the validity of the meeting or any business conducted at the meeting, provided that sufficient members are able to participate in the meeting as are required to constitute a quorum under Rule 61. 57B. Contemporaneous Parallel RTP General Meetings (a) If a general meeting is convened for a time which is most nearly, or is actually, contemporaneous with the general meeting of the shareholders of Rio Tinto plc (Parallel RTP General Meeting) then: (i) the Board may decide that it will take steps to make audio-visual communication facilities available to allow those Directors physically present at the Parallel RTP General Meeting to participate in the general meeting and that those Directors shall be treated as being present at the general meeting for all purposes in their capacity as Directors; and (ii) the general meeting may be conducted contemporaneously with the Parallel RTP General Meeting in such manner as the chair of the meeting may decide, including taking steps to make audio-visual communications facilities available to allow persons physically present at the Parallel RTP General Meeting to participate in the general meeting, provided that, subject to Rule 57B(h), such persons shall not be deemed to be “present” at the general meeting. (b) If Rule 57B(a)(i) applies, the Board may decide that the identity of the chair of the meeting shall be determined in accordance with Rule 63 either: (i) on the basis that all of the Directors present at the general meeting, including those who are treated as present as a result of the application of Rule 57B(a)(i), are treated as present for the purposes of Rule 63; or (ii) on the basis that only those Directors physically present at the general meeting, and not those Directors who are treated as present as a result of the application of Rule 57B(a)(i), are treated as present for the purposes of Rule 63. (c) If the chair of the meeting chosen in accordance with Rule 57B(b) and Rule 63 is not physically present at the general meeting, he or she may appoint a Director who is physically present at the general meeting (a Supplementary Chair) who shall have all the powers necessary or desirable for the purpose of keeping good order at the general meeting and carrying out all requests made of him or her by or on behalf of the chair of the meeting. (d) The chair of the meeting shall be treated as present as proxy at the general meeting for any member who has appointed the chair of the meeting as his or her proxy in accordance with these Rules if he or she is present as a result of the application of Rule 57B(a)(i) as well as if he or she is physically present at the general meeting, and for this purpose the chair of the meeting may make such arrangements as he or she thinks fit in order to allow himself or herself to

Page 29 participate in the general meeting and vote as proxy, including (but without prejudice to the other provisions in these Rules in relation to polls) as regards the manner of conducting, and arrangements for a vote on, a poll. (e) If Rule 57B(a)(i) applies and either the audio-visual communications facilities referred to in Rule 57B(a)(i) are not operational (in whole or in part) at the time fixed for the start of the general meeting or during the general meeting such audio- visual communications facilities cease to be operational (in whole or in part), but the chair is still reasonably able to exercise his or her powers as chair of the meeting, or for any other reason the chair considers it desirable for the conduct of the general meeting, then the chair of the meeting may without the consent of the general meeting: (i) determine what steps (if any), should be taken to endeavour to establish, maintain or restore all or part of such facilities or to facilitate the conduct of the general meeting; (ii) determine that the general meeting will continue separately from, and without any audio-visual communications link to, the Parallel RTP General Meeting on the basis that: (A) the Directors who are not physically present at the general meeting will cease to be treated as being present at the general meeting; and (B) if the chair of the meeting is not physically present at the general meeting, the Supplementary Chair or a person determined in accordance with Rule 57B(b)(ii) will be the chair of the meeting from that time onwards for all purposes; and/or (iii) if the chair of the meeting has exercised his or her rights pursuant to paragraph (ii), determine that, if such facilities are established or restored, Rule 57B(a)(i) shall apply again so that the Directors present at the Parallel RTP General Meeting are treated as being present at the general meeting and in that case the Supplementary Chair or the person determined in accordance with Rule 57B(b)(ii) shall withdraw as chair and the original chair shall be chair of the meeting from that time onwards for all purposes. (f) If Rule 57B(a)(i) applies and either the audio-visual communication facilities referred to in Rule 57B(a)(i) are not operational (in whole or in part) at the time fixed for the start of the general meeting or during the general meeting such audio- visual communications facilities cease to be operational (in whole or in part) and as a result the chair of the meeting is not reasonably able to exercise his or her powers as chair of the meeting, then the Directors who are not physically present at the general meeting will cease to be treated as being present at the general meeting and the Supplementary Chair or a person determined in accordance with Rule 57B(b)(ii) will be the chair of the meeting from that time onwards for all purposes. The chair of the meeting (as so determined) may without the consent of the general meeting:

Page 30 (i) determine what steps (if any) should be taken to endeavour to establish, maintain or restore all or part of such facilities or to facilitate the conduct of the general meeting; (ii) determine that if such facilities are established or restored, Rule 57B(a)(i) shall apply again so that the Directors present at the Parallel RTP General Meeting are treated as being present at the general meeting and in that case he or she may withdraw as chair of the meeting to allow a person determined in accordance with Rule 57B(b)(i) to be chair of the meeting from that time onwards for all purposes; and/or (iii) determine that the general meeting will continue separately from, and without any audio-visual communications link to, the Parallel RTP General Meeting. (g) Under no circumstances will the fact that the audio-visual communication facilities referred to in Rule 57B(a) were not operational (whether in whole or in part) either at the start of or during a general meeting affect the validity of the general meeting or any business conducted at the general meeting. (h) The chair of the meeting may decide that the location of the Parallel RTP General Meeting shall be treated as a satellite place for the general meeting, such that members of the Company physically present at the Parallel RTP General Meeting shall be treated as being present at the general meeting for all purposes in their capacity as members of the Company subject to the terms of Rule 57(c). (i) Nothing in this Rule 57B limits the rights of members to attend a Hybrid Meeting through an electronic facility in accordance with Rule 57A(a) and the chair of the relevant Hybrid Meeting may decide to provide access to an electronic facility to members of the Company physically present at the Parallel RTP General Meeting in order to allow such persons to attend and participate in a Hybrid Meeting in accordance with Rule 57A(a). (j) Nothing in this Rule 57B limits the powers and discretions otherwise vested in the chair under these Rules. 58. Notice of general meeting (a) Notice of a general meeting may be given by the Board in the form and in the manner the Board thinks fit. The notice may also identify any satellite places determined in accordance with Rule 57(c). (b) If the Directors determine that a general meeting shall be held partly by means of electronic facility or facilities, the notice shall specify details of such electronic facility or facilities, including any related access, identification and security arrangements, or shall state where such details will be made available by the Company prior to the meeting. (c) If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors

Page 31 decide that it is impracticable or unreasonable to hold the meeting at the time specified in the notice of meeting and/or using the electronic facilities stated in the notice of meeting or made available prior to the meeting, they may change the meeting to remove the ability for persons entitled to attend and participate to do so by simultaneous attendance and participation by means of electronic facility or facilities (such that the meeting is no longer a Hybrid Meeting and the general meeting is to be held by way of physical attendance at the principal place or any satellite place only), or change the electronic facility or facilities to be used for such general meeting and/or postpone the time at which the meeting is to be held. If such a decision is made, the Directors may then change again the electronic facility or facilities and/or postpone the time if they decide that it is reasonable to do so. In any case: (i) no new notice of the meeting need be sent, but the Directors shall take reasonable steps to publicise the date and time of the meeting, and the means of attendance and participation (including any place and/or electronic facility) for the meeting and shall take reasonable steps to ensure that notice of the change or removal of the electronic facility or facilities for participation in the meeting (if any), and/or postponement, shall appear at the original place or places and/or on the original electronic facility or facilities, in each case at the original time; (ii) if the general meeting is postponed in accordance with this Rule 58(c), the appointment of a proxy will be valid if it is received as required by these Rules not less than 48 hours before the postponed time appointed for holding the meeting, provided that the Directors may at their discretion determine that, in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a Business Day; and (iii) this Rule 58(c) does not apply to a meeting convened in accordance with a members' requisition under the Corporations Act or any other meeting that is not called by a resolution of the Board. 59. Omission to give and non-receipt of notice The non-receipt of a notice of any general meeting by, or the accidental omission to give notice to, any person entitled to notice shall not invalidate any resolution passed at that meeting. PROCEEDINGS OF MEETINGS 60. Business of general meeting The business of an annual general meeting shall be to receive and consider the accounts and reports required by the Corporations Act to be laid before each annual general meeting, to elect Directors in the place of those retiring under these Rules, when relevant to appoint an Auditor, and to transact any other business which, under these Rules, is required to be transacted at any annual general meeting. All other business transacted at

Page 32 an annual general meeting and all business transacted at other general meetings shall be deemed special. The Auditor shall be entitled to attend and be heard on any part of the business of a meeting which concerns the Auditor. 61. Quorum The quorum for a general meeting shall be two members present. No business shall be transacted at any general meeting (other than an adjourned meeting under Rule 62) except the election of a chair and the adjournment of the meeting unless the requisite quorum is present at the commencement of business. 62. Adjournment in absence of quorum If, within 5 minutes from the time appointed for a general meeting (or such longer interval as the chair of the meeting may think fit to allow), a quorum is not present or the facilities at the principal place or any satellite place or an electronic facility provided by or on behalf of the Company are or become inadequate for the purposes referred to in Rule 57, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day and such time and place with such additional means of attendance and participation (including at such place(s) and/or by means of such electronic facility or facilities), as may have been specified for that purpose in the notice convening the meeting or (if none was specified) as the chair of the meeting may determine either without specifying another time or place or to another specified time or place. If at such adjourned meeting a quorum is not present within 5 minutes from the time appointed for holding the meeting, the members present shall be a quorum. 63. Chair The person entitled to take the chair at any general meeting shall be the person who immediately before the general meeting is the Chair of the Board or failing that person, a Deputy Chair. (a) If there is no such Chair or Deputy Chair, or if at any meeting neither is present within 5 minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number to be chair of the meeting. If no Director is present or if all Directors present decline to take the chair, a member may be elected to be the chair by a resolution of the Company passed at the meeting. (b) The provisions of this Rule 63 are subject to the provisions of Rule 57B. 64. Acting Chair If during any general meeting the chair appointed pursuant to Rule 63 is unwilling to act as chair for any part of the proceedings, the chair may withdraw as chair during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be Acting Chair of the meeting during the relevant part of the proceedings. Upon the conclusion of the relevant part of the proceedings the Acting Chair shall withdraw

Page 33 and the chair shall resume acting as chair of the meeting. The provisions of this Rule 64 are subject to the provisions of Rule 57B. 65. General conduct of meeting The chair of any general meeting shall be responsible for the general conduct of meetings of the Company and for the procedures to be adopted at those meetings. Except as otherwise required by the Corporations Act or by these Rules, the chair of any general meeting may at any time the chair considers it necessary or desirable for the proper and orderly conduct of the meeting demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the meeting. The chair may require the adoption of any procedures which are in the chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll. 66. Amendments to resolutions (a) If an amendment is proposed to any resolution under consideration but is, in good faith, ruled out of order by the chair of the meeting, the proceedings on the substantive resolution shall be not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment to that resolution (other than a mere clerical amendment to correct a patent error) may be considered or voted upon. (b) In the case of any resolution duly proposed as an ordinary resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error or an amendment to conform such resolution to a resolution duly proposed at the nearly contemporaneous general meeting of Rio Tinto plc) may be considered or voted upon unless written notice of the proposed amendment is received by the Company at least 48 hours prior to the time appointed for holding the relevant meeting or adjourned meeting or (in the absence of any such notice) the chair of the meeting in the chair's absolute discretion rules that the amendment shall be considered. 67. Adjournment The Chair of a general meeting or of an adjourned meeting may at any time during the course of the meeting adjourn from time to time and place to place the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion and may adjourn any business, motion, question, resolution, debate or discussion either to a later time at the same meeting or to an adjourned meeting with such additional means of attendance and participation (including at such place(s) and/or by means of such electronic facility or facilities), including where it appears to him or her that the facilities at the principal place or any satellite place have become inadequate for the purposes referred to in Rule 57(c) or an electronic facility provided by or on behalf of the Company has become inadequate for the purposes referred to in Rule 57A(a), provided that all business conducted at the general meeting up to the time of the adjournment, or at any earlier time specified by the Chair (if, in the Chair's

Page 34 opinion, it would be more appropriate to specify an earlier time), shall be valid. If the Chair exercises a right of adjournment of a meeting pursuant to this Rule, the Chair shall have the sole discretion to decide whether to seek the approval of the meeting to the adjournment and, unless the Chair exercises that discretion, no vote shall be taken by the meeting in respect of the adjournment. No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned without specifying another time or place, the time and place with such additional means of attendance and participation (including at such place(s) and/or by means of such electronic facility or facilities) for the adjourned meeting shall be fixed by the Directors. 68. Voting Every question submitted to a general meeting shall be decided in the first instance by a show of hands of the members present and entitled to vote unless prior to that time a poll is properly demanded or required pursuant to Rule 70. 69. Declaration of vote on a show of hands At any meeting, unless a poll is demanded, a declaration by the Chair that a resolution has been passed or lost, having regard to the majority required, and an entry to that effect in the book to be kept of the proceedings of the Company, signed by the Chair of that or the next succeeding meeting, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution. 70. Demand for poll (a) Subject to Rule 71 at any general meeting, a resolution (other than a procedural resolution) put to the vote of the meeting on which the holder of the Special Voting Share is entitled to vote shall be decided on a poll. A poll may be demanded by: (i) the chair of the meeting; (ii) shareholders in accordance with the Corporations Act; or (iii) the holder of the Special Voting Share. (b) A resolution set out in the notice of meeting provided to the members in accordance with Rule 58 and put to the vote at a general meeting (including a Hybrid Meeting) shall be decided on a poll. 71. Taking a poll (a) A poll on a resolution on which the holder of the Special Voting Share is entitled to vote shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the Chair may direct and may remain open for so long as the Chair may determine. Any poll may close at different times for different classes of shareholder or for different shareholders of the same class entitled to vote on the relevant resolution. (b) A poll on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting with such additional

Page 35 means of attendance and participation (including at such place(s) and/or by means of such electronic facility or facilities) determined by the chair in his or her absolute discretion) and place and by such additional means of attendance and participation (including at such place and/or by means of such electronic facility), as the Chair may direct. No notice need be given of a poll not taken immediately. The demand for a poll or requirement that a poll be taken shall not prevent the continuance of the meeting for the transaction of any business other than the business on which the poll has been demanded, or is required. (c) On a question of adjournment, a poll may only be demanded by the Chair. (d) A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the Chair. If a demand for a poll is so withdrawn:- (i) before the result of a show of hands is declared, the meeting shall continue as if the demand was not made; or (ii) after the result of a show of hands is declared, the demand shall not be taken to have invalidated the result of that show of hands. (e) In the case of any dispute as to the admission or rejection of a vote, the Chair shall determine the dispute and the Chair's determination made in good faith shall be final and conclusive. (f) On a poll, a person entitled to more than one vote need not use all that person's votes or cast all the votes that person has or uses in the same way. 72. Continuance of business after demand for poll A demand for a poll or requirement that a poll be taken shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded or is required. 73. Notice of adjournment When a meeting is adjourned for 30 days or more or without specifying another time or place, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. VOTES OF MEMBERS 74. Voting rights of members (a) (i) Subject to the Listing Rules and provisions of these Rules with regard to any special rights or restrictions as to voting attached by or in accordance with these Rules to any class of shares, and subject to Rules 14 and 82: (A) on a show of hands every member present who is entitled to vote shall have one vote; and (B) on a poll every member present (or who is entitled to vote by direct vote as contemplated by Rule 76(b)) shall have one vote for every Ordinary Share of the Company of which that person is the holder

Page 36 and the Specified Number (as defined in paragraph (b) or (c) below) of votes for the Special Voting Share of which that person is the holder. (ii) The Equalisation Share does not entitle its holder to attend or vote at any general meeting. (b) The holder of the Special Voting Share shall be entitled to attend at any general meeting and, subject to the provisions below, to cast on a poll the Specified Number of votes (some of which may be cast for and others against any resolution in such numbers as the holder may determine). The Specified Number of votes in relation to a resolution of the Company on a Joint Decision shall be the total number of votes attaching to Publicly-held Rio Tinto plc Ordinary Shares which were cast on the poll on the equivalent resolution at the nearly contemporaneous general meeting of Rio Tinto plc (other than those cast by or on behalf of any Excluded Rio Tinto plc Holder or by any person on whom a notice pursuant to Rule 145(D) has been served and not withdrawn or complied with in accordance with these Rules) divided by the Equalisation Fraction, minus the number of votes attached to the Ordinary Shares which are not Publicly-held Rio Tinto Limited Ordinary Shares and which are validly cast in accordance with the Rio Tinto plc Shareholder Voting Agreement. (c) The Specified Number of votes which may be cast in relation to a resolution of the Company which is not a Joint Decision shall be zero except that: (i) on any resolution to amend, remove or otherwise alter any Rio Tinto Limited Entrenched Provision, any Entrenching Provision or on any resolution to amend, remove or otherwise alter the effect of any provision of these Rules which the Board and the Board of Rio Tinto plc agree should be treated as a Class Rights Action, the Specified Number of votes shall be equal to 34% (rounded up to the next highest whole number) of the aggregate number of votes attaching to all other classes of issued shares in the Company which could be cast on such resolution, and such votes (if cast) may only be cast against such resolution; and (ii) on any procedural resolution put to a general meeting at which a Joint Decision Matter is to be considered, the Specified Number of votes which may be cast shall be the maximum number of votes attached to the Publicly-held Rio Tinto plc Ordinary Shares (excluding any Publicly-held Rio Tinto plc Ordinary Shares which are held by or on behalf of any Excluded Rio Tinto plc Holder or by or on behalf of any person on whom a notice has been served pursuant to Rule 145(D) and not withdrawn or complied with in accordance with these Rules which was cast on a resolution on a Joint Decision Matter at the nearly contemporaneous general meeting of Rio Tinto plc (or, if the nearly contemporaneous general meeting of Rio Tinto plc has not been held and such votes counted by the beginning of the relevant general meeting of the Company, the maximum number of such votes as are authorised to be so cast upon proxies lodged

Page 37 with Rio Tinto plc) by such time as the Chair may determine divided by the Equalisation Fraction and rounded up to the nearest whole number, minus the number of votes attached to the Ordinary Shares which are not Publicly-held Rio Tinto Limited Ordinary Shares and which are validly cast in accordance with the Rio Tinto plc Shareholder Voting Agreement. (d) The Special Voting Share shall not entitle its holder to vote on any show of hands. 75. Voting rights of personal representatives, etc. Any person entitled under Rules 39 or 40 to transfer any shares may vote at any general meeting in the same manner as if the person were the registered holder of the shares; provided that at least twenty-four hours before the time of holding the meeting at which the person proposes to vote the person has satisfied the Board of the person's right to transfer the shares, unless the Board has previously admitted the person's right to vote at the meeting in respect of the shares. 76. How votes may be given (a) Votes at a general meeting may be given personally (including by direct vote, if permitted in accordance with Rule 76(b)) by representative, proxy or attorney, as provided in these Rules. (b) The Board may, subject to law, determine that at any general meeting, a member who is entitled to attend and vote on a resolution at that meeting is entitled to a direct vote in respect of that resolution. A direct vote includes a vote delivered to the Office (or any other place the Board may determine) by post, electronic or other means approved by the Board. The Board may prescribe regulations, rules and procedures in relation to direct voting, including specifying the form, method and timing of giving a direct vote at a meeting in order for the vote to be valid. 77. Appointment of proxies (a) Any member may appoint not more than two proxies to vote at a general meeting on that member's behalf and may direct the proxy or proxies to vote either for or against each or any resolution. (b) A proxy need not be a member of the Company. (c) Where a member appoints two proxies, the appointment shall be of no effect unless each proxy is appointed to represent a specified proportion of the member's voting rights. (d) Except in relation to a proxy deposited by the holder of the Special Voting Share, the instrument appointing a proxy (and the power of attorney, if any, under which it is signed or proof of the power of attorney to the satisfaction of the Board) shall be deposited duly stamped (if necessary) at the Office or any other place the Board may determine or lodged by any electronic means authorised by the Board and permitted by the Corporations Act by the time specified in the Corporations Act (or such lesser period as the Directors may determine and stipulate in the notice of meeting). The Directors may determine and stipulate that the latest time by which

Page 38 a proxy may be validly deposited differs in relation to holders of the same class of share. (e) No instrument appointing a proxy shall, except as provided in this Rule, be valid after the expiration of twelve months after the date of its execution. (f) Any member who is or who intends to be absent or resident abroad may deposit at the Office an instrument duly stamped (if necessary) appointing a proxy and that appointment shall be valid for all meetings during the member's absence or residence abroad and until revocation. (g) A proxy received from the holder of the Special Voting Share will be valid if it is received before the close of the poll to which it relates. (h) An instrument of proxy relating to more than one meeting (including any adjournment of a meeting) having once been delivered in accordance with this Rule 77 for the purpose of any such meeting does not need to be delivered again for the purposes of any subsequent meeting to which it relates. (i) When two or more valid but differing instruments of proxy are executed in respect of the same share for use at the same meeting, the one which is last executed shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last executed none of them shall be treated as valid in respect of that share. 78. Form and execution of instrument of proxy An instrument appointing a proxy shall be in writing under the hand of the appointor or the attorney of the appointor or, if the appointor is a corporation, under its common seal or under the hand of a duly authorised officer or may be signed by electronic means in accordance with law or any method authorised by the Board and permitted by law and may be in the usual or common form or in such other form (including electronic) as the Board may from time to time prescribe or accept. The instrument of proxy shall be deemed to include the right to demand or join in demanding a poll and shall (except to the extent to which the proxy is specially directed to vote for or against any proposal) include power to the proxy to act generally at the meeting for the person giving the proxy. An instrument appointing a proxy shall, unless the contrary is stated, be valid for any adjournment of the meeting as well as for the meeting to which it relates and need not be witnessed. 79. Board to issue forms of proxy The Board shall, at the cost of the Company, issue with every notice of general meeting of members or any class of members forms of proxy for use by the members. Each form shall leave blank the name of the first proxy to be appointed but may include the names of any of the Directors or of any other persons as suggested proxies. The forms may be worded so that a proxy may be directed to vote either for or against each or any of the resolutions to be proposed. 80. Attorneys of members Any member may, by duly executed power of attorney, appoint an attorney to act on that member's behalf at all or certain specified meetings of the Company. Before the attorney

Page 39 is entitled to act under the power of attorney, the power of attorney or proof of the power of attorney to the satisfaction of the Board shall be produced for inspection at the Office or such other place as the Board may determine from time to time together, with evidence of the due execution of the power of attorney as required by the Board. The attorney may be authorised to appoint a proxy for the member granting the power of attorney. 81. Validity of vote A vote given in accordance with the terms of an instrument of proxy or power of attorney shall be valid notwithstanding the previous death or unsoundness of mind of the principal or revocation of the instrument of proxy or power of attorney or transfer of the shares in respect of which the vote is given, provided no notice in writing of the death, unsoundness of mind, revocation or transfer has been received at the Office before the meeting. A proxy shall not be revoked by the principal attending and taking part in the meeting, unless the principal actually votes at the meeting on the resolution for which the proxy is proposed to be used. 82. Rights of member indebted to Company in respect of other shares Subject to any restrictions from time to time affecting the right of any member or class of members to attend any meeting, a member holding a share or shares in respect of which for the time being no moneys are due and payable to the Company shall be entitled to be present at any general meeting and to vote and be reckoned in a quorum notwithstanding that moneys are then due and payable to the Company by that member in respect of other shares held by that member; provided that, upon a poll, a member shall only be entitled to vote in respect of shares held by the member upon which, at the time when the poll is taken, no moneys are due and payable to the Company. DIRECTORS 83. Number of Directors The number of Directors (not including Alternate Directors) shall not be less than three nor more than the number the Board may from time to time determine. All Directors shall be natural persons. 84. Share qualification of Directors Unless otherwise determined by the Company in general meeting, a Director shall not be required to hold any share qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings. 85. Election or appointment of additional Director The Company may by ordinary resolution elect (and the Directors shall also have power at any time to appoint) any person to be a Director either to fill a casual vacancy or as an additional Director, but so that: (i) the total number of Directors shall not as a result of such appointment exceed the maximum number (if any) fixed by or in accordance with these Rules; and

Page 40 (ii) the appointment of such Director shall not take effect before such Director has been duly appointed as a director of Rio Tinto plc. Any person so appointed by the Directors shall hold office only until the next annual general meeting and shall then be eligible for election. 86. Continuing Directors to act in certain circumstances If: (i) any resolution or resolutions for the appointment or re-appointment of the persons eligible for appointment or re-appointment as Directors are put to the annual general meeting and lost; and (ii) at the end of that meeting the number of Directors is fewer than any minimum number of directors required under Rule 83, all retiring Directors who stood for re-appointment at that meeting and were not reappointed shall be deemed to have been re-appointed as Directors and shall remain in office, but such Directors may only: (iii) act for the purpose of filling vacancies and convening general meetings of the Company; and (iv) perform such duties as are appropriate to maintain the Company as a going concern and to comply with the Company’s legal and regulatory obligations, but not for any other purpose. 87. Directors who are employees of the Company The office of a Director who is an employee of the Company or of any related corporation shall become vacant upon that Director ceasing to be an employee of the Company or any related corporation provided that any such person shall be eligible for reappointment or re- election as a Director of the Company. 88. Company Auditor may not act as Director No person may be appointed as a Director or Alternate Director if the appointment would result in a person who, or a firm which, is then the Auditor becoming prohibited by the Corporations Act from acting as an Auditor of the Company. 89. Directors' Remuneration (a) Each Director may be paid or provided remuneration for services. Subject to Rule 90, the remuneration of the Directors shall from time to time be determined by the Directors except that the maximum aggregate remuneration paid or provided to the Directors by the Company in their capacity as Directors in respect of any year shall not (when aggregated with any remuneration paid or provided by Rio Tinto plc to the Directors in their capacity as Directors of Rio Tinto plc, any fees received by Directors for serving on any committee of the Directors of the Company or Rio Tinto plc, and any travel allowances received by Directors for attending meetings of Directors of the Company or Rio Tinto plc or meetings of any committee of Directors of the Company or Rio Tinto plc, in each case in respect of that year)

Page 41 exceed £3,000,000 or such higher amount as may from time to time be determined by ordinary resolution of the Company and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or in default of such agreement, equally. (b) Remuneration under Rule 89 will accrue from day to day and be paid or provided by or on behalf of the Company at the time and in the manner (including by way of non-cash benefit or by way of a contribution to a superannuation fund) decided by the Board. (c) In calculating the aggregate annual remuneration paid or provided to the Directors in any year for the purposes of Rule 89(a), no regard shall be had to payments made or non-cash benefits received under Rules 90, 92 or 144. 90. Other remuneration of directors Any Director who holds any executive office with the Company or Rio Tinto plc, or who performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration or may receive such other benefits as the Directors may determine. 91. [deleted April 2009] 92. Travelling and other expenses Every Director shall, in addition to any other remuneration provided for in these Rules, be entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company or in the execution of any other duties as Director. 93. Directors may contract with company (a) A Director shall not be disqualified by the office of Director from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise and no contract or arrangement entered into with the Company by a Director nor any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way interested shall be avoided for that reason. A Director shall not be liable to account to the Company for any profit realised by any contract or arrangement, by reason of holding the office of Director or of the fiduciary relationship established by the office. (b) Except where a Director is constrained by the Corporations Act, a Director may be present at a meeting of the Board while a matter in which the Director has a material personal interest is being considered and may vote in respect of that matter. (c) A Director who is interested in any contract or arrangement may, notwithstanding the interest, participate in the execution of any document evidencing or otherwise connected with the contract or arrangement.

Page 42 94. Director may hold other office under the Company A Director may hold any other office or position under the Company (except that of Auditor) in conjunction with the office of Director, on terms and at a remuneration in addition to remuneration (if any) as a Director, as the Board shall approve. A Director may be or become a director of or hold any other office or position under any corporation promoted by the Company, or in which it may be interested, whether as a vendor or shareholder or otherwise, and the Director shall not be accountable for any benefits received as a Director or member of or holder of any other office or position under that corporation. The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of the directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights notwithstanding that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights. 95. Directors may lend to the Company Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company and underwrite or guarantee the subscription of shares or securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit. ELECTION OF DIRECTORS Subject to Rule 85 the following provisions shall apply to all the Directors: 96. Retirement of Directors: (a) Each Director shall retire at the annual general meeting held in the third calendar year following the year in which he or she was elected or last re-elected by the Company. If no Director would otherwise be required to submit for election or re- election but the Listing Rules require that an election of Directors be held, the Director to retire at the annual general meeting is the Director who has been longest in office since their last election, but, as between persons who were last elected on the same day, the Director to retire is (unless they otherwise agree among themselves) determined by ballot. Retiring Directors (b) A Director who retires at any annual general meeting shall be eligible for election or re-election and such a Director who stands for election or re-election shall retain office until the announcement of the result of the poll on the resolution to reappoint that Director. (c) Notwithstanding anything contained elsewhere in these Rules, a Director shall retire from office at an annual general meeting if the Director is required by

Page 43 Applicable Regulation to retire from office as a Director or is required to retire as director of Rio Tinto plc at the nearly contemporaneous annual general meeting of Rio Tinto plc, though in either case, nothing in this paragraph prevents the Director from standing for election or re-election. Removal of Director whilst in office (d) The Company in general meeting may at any time by resolution remove any appointed or elected Director before the expiration of that Director's period of office and, if desired, elect another person by way of replacement (provided that such person is also elected as a director of Rio Tinto plc at the same time). Nomination of Directors (e) No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless within the period referred to in paragraph (f) of this Rule 96 there has been lodged at the Office, notices in writing: (i) signed or authenticated in accordance with Rule 140 by a member, other than the person to be proposed, duly qualified to attend and vote at the relevant meeting of that member's intention to propose a person for election; and (ii) signed or authenticated in accordance with Rule 140 by the person to be proposed of that person's willingness to be elected as a Director of the Company and as a director of Rio Tinto plc. (f) The period within which the notices referred to in paragraph (e) of this Rule 96 must be lodged at the Office is not less than 45 Business Days nor more than 65 Business Days (inclusive of the date on which the notice is given) before the earlier of the dates appointed for: (i) the general meeting of the Company; and (ii) the nearly contemporaneous general meeting of Rio Tinto plc. (g) The Directors shall nominate for election as a Director at a general meeting of the Company any person duly nominated for election at the nearly contemporaneous general meeting of Rio Tinto plc. (h) The Company at the meeting at which a Director retires under any provision of these Rules may by ordinary resolution fill the office being vacated by electing the retiring Director or some other person eligible for election. In default the retiring Director shall be deemed to have been elected or re-elected except in any of the following cases: A where at such meeting it is expressly resolved not to fill such office or a resolution for the election or re-election of such Director is put to the meeting and lost; B where such Director has given notice in writing to the Company that such Director is unwilling to be elected or re-elected;

Page 44 C [deleted April 2009] D [deleted April 2009] E where such Director has not been, or is not deemed to have been, elected or re-elected as a director of Rio Tinto plc. ALTERNATE DIRECTORS 97. Director may appoint Alternate Director (a) Any Director may at any time by notice in writing deposited at the Office, or delivered at a meeting of the Board, appoint any person (including another Director) to act as an Alternate Director in the Director's place and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors or unless the appointee is another Director, shall have effect only upon and subject to being so approved and upon the appointment by the same person as an Alternate Director of Rio Tinto plc becoming effective. (b) The appointment of an Alternate Director shall determine on the happening of any event which if the Alternate Director were a Director would cause the Alternate Director to vacate such office or if the appointing Director ceases to be a Director, otherwise than by retirement at a general meeting at which the Director is re- elected. (c) An Alternate Director shall (except any Alternate Director who is for the time being neither in the United Kingdom nor in Australia) be entitled to receive notices of meetings of the Board and shall be entitled to attend and vote as a Director at any such meeting at which the appointing Director is not personally present and generally at such meeting to perform all functions of the appointing Director as a Director and for the purposes of the proceedings at such meeting the provisions of these Rules shall apply as if the Alternate Director (instead of the appointing Director) were a Director. If the Alternate Director is a Director or shall attend any such meeting as an alternate for more than one Director, the Alternate Director's voting rights shall be cumulative but the Alternate Director shall not be counted more than once for the purposes of the quorum. If the appointing Director is for the time being neither in the United Kingdom nor in Australia or temporarily unable to act through ill health or disability the Alternate Director's signature to any resolution in writing of the Board shall be as effective as the signature of the appointing Director. To such extent as the Directors may from time to time determine in relation to any committees of the Board the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of such committee of which the appointing Director is a member. An Alternate Director shall not (save as aforesaid) have the power to act as a Director, nor shall the Alternate Director be deemed to be a Director for the purposes of these Rules, nor shall the Alternate Director be deemed to be the agent of the appointing Director.

Page 45 (d) An Alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if the Alternate Director were a Director but the Alternate Director shall not be entitled to receive from the Company in respect of the appointment as Alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to the appointing Director as such appointing Director may by notice in writing to the Company from time to time direct. VACATION OF OFFICE OF DIRECTOR 98. Vacation of office by Director The office of a Director shall be vacated: (a) if the Director becomes an insolvent under administration, suspends payment generally to creditors or compounds with or assigns the Director's estate for the benefit of creditors; (b) if the Director becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the laws relating to mental health; (c) if the Director resigns office by notice in writing to the Company addressed to it at the Office; (d) if the Director is removed from office pursuant to paragraph (d) of Rule 96; (e) if the Director is removed from office pursuant to the Corporations Act; (f) if the Director ceases to be a director of Rio Tinto plc; (g) if the Director is prohibited from being a Director by reason of the operation of the Corporations Act; or (h) if without the approval of the Board, neither the Director nor any Alternate Director appointed by that Director is present at meetings of the Board for six consecutive months and the remaining Directors for the time being in Australia have not within seven days of having been personally served by the Secretary with a notice giving particulars of the absence resolved that special leave of absence be granted. PROCEEDINGS OF DIRECTORS 99. Procedures relating to Directors' meetings Subject to the provisions of these Rules, the Board may meet together for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Until otherwise determined by the Board, three Directors shall form a quorum. It shall not be necessary to give notice of a meeting of Directors to any Director who is for the time being neither in Australia nor in the United Kingdom. Any Director may waive notice of any meeting and any such waiver may be retroactive.

Page 46 100. Meetings by telephone or other means of communication The Directors may meet either in person or by telephone or by other means of communication by which all persons participating in the meeting are able to hear the entire meeting and to be heard by all other persons attending the meeting. A meeting conducted by telephone or other means of communication shall be deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting. 101. Convening of meetings The Board may at any time and the Secretary, upon the request of a Director, shall, convene a meeting of the Board. 102. Votes at meetings Questions arising at any meeting of the Board shall be decided by a majority of votes, and, in the case of an equality of votes, the Chair shall (except when only two Directors are competent to vote on the question then at issue) have a second or casting vote. 103. Chair (a) The Board may elect from their number a Chair and a Deputy Chair (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chair or Deputy Chair shall have been appointed or if at any meeting of the Directors, no Chair or Deputy Chair is present within 5 minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be the Chair of the meeting. (b) If at any time there is more than one Deputy Chair the right in the absence of the Chair to preside at a meeting of the Board or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Board. 104. Powers of meetings A meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the Board generally by or under these Rules. 105. Delegation of powers to Committees The Board may, by resolution or by power of attorney or writing under the Seal, delegate any of its powers to Committees consisting of Directors or any other person or persons as the Board thinks fit to act either in Australia or elsewhere. Any Committee formed or person or persons appointed to the Committee shall, in the exercise of the powers delegated, conform to any regulations that may from time to time be imposed by the Board. A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

Page 47 106. Proceedings of Committees The meetings and proceedings of any Committee shall be governed by the provisions of these Rules for regulating the meetings and proceedings of the Board so far as they are applicable and are not superseded by any regulations made by the Board under Rule 105. 107. Validity of acts All acts done at any meeting of the Board or by a Committee or by any person acting as a member of any Committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or the Committee or that they or any of them were disqualified, be as valid as if every person had been duly appointed and was qualified, and continued to be a Director or a member of the Committee (as the case may be). 108. Resolution in writing A resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors shall be as valid and effectual as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form each signed by one or more Directors. A document produced by mechanical or electronic means and bearing a signature of a Director printed with that Director's authority by mechanical or electronic means or otherwise indicating that Director's agreement to the resolution shall for the purposes of this Rule 108 be deemed to be a document in writing signed by the Director. 109. Directors includes Alternate Directors For the purposes of Rule 108 the references to "Directors" include any Alternate Director for the time being present in Australia or the United Kingdom who is appointed by a Director not for the time being present in Australia or the United Kingdom or who is unable by reason of illness to sign the resolution in question but do not include any other Alternate Director. POWERS OF THE BOARD 110. General powers of the Board The management and control of the business and affairs of the Company shall be vested in the Board, which may exercise all powers and do all acts and things as are not by these Rules or by law directed or required to be exercised or done by the Company in general meeting. 111. Powers to give effect to Sharing Agreement The Company having entered into the Sharing Agreement and the Deed Poll Guarantee, it is, and the Directors are, authorised and directed to operate and carry into effect the provisions of the Sharing Agreement, the Deed Poll Guarantee and any further or other agreements or arrangements with or in connection with Rio Tinto plc. Subject to the Corporations Act, nothing done by any Director in good faith pursuant to such authority and

Page 48 obligations shall constitute a breach of the fiduciary duties of such Director to the Company or members of the Company. In particular, but without limitation: (i) the Directors are authorised to agree to enter into a guarantee on behalf of the Company in relation to indebtedness of any member of the Rio Tinto plc Group; (ii) the Directors are authorised to provide Rio Tinto plc and any officer, employee or agent of Rio Tinto plc with any information relating to the Company; (iii) subject to the terms of the Sharing Agreement, the Directors are authorised to do all such things as in the opinion of the Directors are necessary or desirable for the furtherance of any matter referred to in this Rule or for the furtherance, maintenance or development of the relationship with Rio Tinto plc constituted by or arising out of any agreement or arrangement mentioned in or made in accordance with this Rule; and (iv) the Directors are authorised to agree to any amendment or termination or abrogation of all or any of the terms of the Sharing Agreement or Deed Poll Guarantee in accordance with their terms. 112. Board's power to borrow Without limiting the generality of Rule 110, the Board may exercise all the powers of the Company to borrow money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person. 113. Power to authorise debenture holders, etc, to make calls Without limiting the generality of Rule 110, if any uncalled capital of the Company is included in or charged by any debenture, mortgage or other security, the Board may, by instrument under the Seal, authorise the person in whose favour the debenture, mortgage or other security is executed or any other person in trust for that person to make calls on the members in respect of that uncalled capital and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls made and to give valid receipts for those moneys, and that authority shall subsist during the continuance of the debenture, mortgage or other security, notwithstanding any change in the Directors, and shall be assignable if expressed to be. 114. Management of the affairs of the Company (a) The Board may from time to time provide for the management of the affairs of the Company in the manner it thinks fit and the provisions contained in paragraphs (b) and (c) of this Rule shall be without prejudice to the general powers conferred by this paragraph. Powers of attorney (b) The Board may at any time by power of attorney under the Seal appoint any persons to be attorneys of the Company for the purposes and with the powers, authorities and discretions (not exceeding those vested in or exercisable by the

Page 49 Board under these Rules) and for the period and subject to the conditions the Board thinks fit, and any appointment may (if the Board thinks fit) be made in favour of the members or any of the members of any Committee or agency established or in favour of any company or of the members, directors, nominees or managers of any company or firm or otherwise in favour of any fluctuating body of persons whether nominated directly or indirectly by the Board. Any power of attorney may contain provisions for the protection or convenience of persons dealing with the attorneys as the Board thinks fit. Sub-delegation: (c) A delegate or attorney may be authorised by the Board to sub-delegate all or any of the powers, authorities and discretions for the time being vested in that delegate or attorney. (d) [deleted April 2009] (e) [deleted April 2009] EXECUTIVE OFFICERS 115. Powers of executive officers (a) Subject to the Corporations Act, the Directors may from time to time appoint any one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chair or Deputy Chair) on such terms and for such period as they may determine. Subject to the terms of any contract entered into in any particular case, the Directors may at any time revoke or vary the terms of any such appointment. (b) The appointment of any Director to the office of Chair or Deputy Chair or Chief Executive or Deputy Chief Executive or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if that person ceases to be a Director (but without prejudice to any claim for damages for breach of any contract of service between that person and the Company). (c) The appointment of any Director to any other executive office shall not automatically determine if that person ceases from any cause to be a Director, unless the contract or resolution under which that person holds office shall expressly state otherwise, in which case that determination shall be without prejudice to any claim for damages for breach of any contract of service between that person and the Company. 116. Delegation to executive director The Directors may delegate to any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Page 50 MINUTES 117. Minutes The Board shall cause minutes to be duly entered in books provided for that purpose or (provided reasonable precautions are taken for guarding against falsification and for facilitating its discovery) to be duly recorded in any other manner: (a) of the names of the Directors present at each meeting of the Board and of any Committees; (b) of all orders made by the Board and any Committees; and (c) of all resolutions and proceedings of general meetings of the Company and of meetings of the Board and any Committees; and the minutes of any meeting of the Board or of any Committee or of the Company, if purporting to be signed by the chair of the meeting or by the chair of the next succeeding meeting, shall be prima facie evidence of the matters stated in the minutes. DIVIDENDS AND RESERVES 118. Declaration of dividend (a) The Board may from time to time declare or determine dividends to be paid to the members and the Board may fix the time for payment of any dividend. No dividend shall carry interest as against the Company. No dividend shall (unless permitted by the Corporations Act) be payable otherwise than out of profits and a declaration by the Board as to the amount of the profits available for dividend shall be conclusive. (b) The dividend shall (subject to the Listing Rules, Rule 118A, Rule 123(a)(iii) and the rights of or any restrictions on the holders of the Equalisation Share and any other shares created or raised under any special arrangements as to dividend) be payable on all shares in proportion to the amount of capital for the time being and from time to time paid up in respect of the shares and may be declared at a rate per annum in respect of a specified period; provided that (for the purposes of this Rule only) no amount paid on a share in advance of calls or the due date for the payment of any instalment shall be treated as paid on that share. The Board may declare or determine to pay one dividend on all shares of any one class or may declare or determine to pay at any one meeting of the Board two or more dividends so that each dividend is declared on any shares of that class to the exclusion of any other shares but so that the amount payable (out of the total of the amount of all dividends declared or determined to be paid at that meeting) on all shares of the relevant class is (subject as mentioned above) in the proportions specified above. (c) The Board may declare or determine dividends in any currency. The Board may determine that any dividend payable to some or all of the members shall be paid in a currency or currencies other than the currency in which the dividend was

Page 51 declared or determined and for that purpose the Board may (in its absolute discretion) stipulate a date on which it shall determine the rate or rates at which the amount of dividend shall be converted into the other currency or currencies for the purpose of the payment. Payment in another currency or currencies of the amount of any dividend converted pursuant to this Rule shall be deemed as between the Company and any member to whom payment is made, and as against all other members, to be an adequate and proper payment of the amount of the dividend. (d) Provided the Directors act in good faith they shall not incur any liability to the holders of any shares of any class for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or pari passu with those shares, of any such dividend as aforesaid. 118A. Waiver of dividend (a) A member may request prior to the declaration or determination of a dividend by the Company (Relevant Dividend) that the Relevant Dividend should not be declared and paid in respect of all or any of the shares registered in the name of the member (Relevant Shares). (b) No such request shall be effective in relation to a Relevant Dividend unless: (i) the request is in writing signed or authenticated in accordance with Rule 140 by or on behalf of the member; (ii) the request specifies the shares to which it shall apply; (iii) the request is delivered to the Company and approved by the Board prior to (and not after) declaration of the Relevant Dividend, and the Board may give or withhold approval in its absolute discretion. (c) Subject to paragraph (d) of this Rule 118A, if a request is effective in relation to a Relevant Dividend then, notwithstanding any other Rule, the Relevant Dividend shall not be declared and shall not be payable in respect of the Relevant Shares to which the request applies, and the member shall not be entitled to have the Relevant Dividend declared and paid on those shares, and in respect of those shares the member shall have no debt or claim or other right or entitlement of any kind whatsoever to the Relevant Dividend against the Company. (d) If prior to transfer books close for the Relevant Dividend any shares to which an effective request applies are sold or transferred by a member to another person, or otherwise become registered in the name of another person, the request shall cease to apply upon the earlier of: (A) the Company receiving notice in writing of the sale; or (B) the other person being registered as the new holder of the shares to the intent that the transferee of such shares shall be entitled to the declaration and payment of such Relevant Dividend.

Page 52 119. Reserve fund The Board may create a reserve or reserves out of profits of the Company or may create any reserve or reserves contemplated by the Sharing Agreement by setting aside, in priority to any dividend, any sum it thinks fit for the purpose of meeting contingencies, equalising dividends and providing a reserve for any purpose for which the profits of the Company may be applied, and may divide any of the sums set aside into special accounts as it thinks fit and may (subject to the Sharing Agreement) at any time resort to that reserve for dividends or bonuses. 120. Investment of reserve funds: (a) The Board may invest any sums representing the whole or any part of any reserve as a fund in shares or securities or other investments as in its absolute discretion it thinks fit and may from time to time deal with, vary or dispose of the whole or any part of the investment for the benefit of the Company. Any income derived from or accretions to those shares, securities or other investments may either be carried to the credit of the reserve fund represented by those shares, securities or other investments or be dealt with as profits arising from the business of the Company. (b) The Board shall have full power to employ in the business of the Company the whole or part of any reserve not invested as a fund and without being bound to keep the representative assets separate from other assets of the Company. 121. Dividends In respect of a dividend, the Board may: (a) direct payment of the dividend wholly or in part by the distribution of specific assets or documents of title and, in particular, of fully paid up shares, debentures or debenture stock of the Company or any other corporation or by procuring the receipt by members of specific assets. Where any difficulty arises in regard to the distribution, the Board may settle that difficulty as it thinks expedient and in particular may issue fractional certificates and may fix the value for distribution of those specific assets and may determine that cash payments shall be made to any members upon the basis of the value fixed in order to adjust the rights of all parties and may vest any specific assets in trustees upon trusts for the persons entitled to the dividend as the Board considers expedient; (b) direct that the dividend be payable to all or particular shareholders or on all or particular shares wholly or partly out of any one or more particular funds or reserves or out of profits derived from any one or more particular sources and to any remaining shareholders or on any remaining shares wholly or partly out of any other one or more particular funds or reserves or out of profits derived from any other one or more particular sources and may make the direction notwithstanding that by doing so the dividend (or part of it) may form part of the assessable income for taxation purposes of some or all shareholders and may not form part of the assessable income of others; and/or (c) determine and announce that each member entitled to participate in the dividend may elect to have the payment of the dividend applied and satisfied in respect of

Page 53 all, or a number of shares less than all, of the shares held by the member in accordance with a Company dividend reinvestment plan. 122. [deleted April 2009] 123. Dividend Plans (a) The Board may establish and maintain one or more dividend plans (including the establishment of rules) pursuant to which some or all members may elect with respect to some or all of their shares (subject to the rules of the relevant plan): (i) to reinvest either in whole or in part dividends paid or payable or which may become payable by the Company to the member in cash by, in accordance with the rules of the relevant plan, subscribing for and/or purchasing shares in the capital of the Company; (ii) to receive a dividend from the company by way of the allotment of shares paid up from the Company's capital account or by way of the allotment of shares issued directly to members as fully paid ordinary shares for whose issue no consideration is payable to the Company; (iii) that the dividends from the Company not be declared or paid and that instead a payment or distribution other than a dividend be made by the Company; (iv) that the cash dividends from the Company not be paid and that instead a cash dividend be received from a related corporation nominated by the Board; or (v) to participate in a dividend selection plan, including not limited to a plan pursuant to which members may elect to receive a dividend from the Company or any related corporation which is less in amount but franked to a greater extent than the ordinary cash dividend declared by the Company or any related corporation or to receive a dividend from the Company or any related corporation which is greater in amount but franked to a lesser extent than the ordinary cash dividend declared by the Company or any related corporation. (b) Pursuant to a dividend plan established in accordance with paragraph (a) of this Rule, any member may elect for a specified period or for a period to be determined by specified notice (in either case determined by the Directors and prescribed in the rules of the plan) that all (or, where the rules of the plan permit, some) of the Ordinary Shares held by that member and designated by the member in accordance with the rules of the plan (the "designated shares") will participate in the dividend plan. During that period the designated shares will be entitled to participate in the dividend plan subject to the rules of the dividend plan. (c) In the event of any inconsistency between any dividend plan established in accordance with paragraph (a) of this Rule or the rules of any dividend plan and these Rules these Rules shall prevail.

Page 54 (d) The Directors are authorised to do all things which they consider to be desirable or necessary for the purpose of implementing every dividend plan established in accordance with paragraph (a) of this Rule. (e) The Directors are authorised to vary the rules of any dividend plan established in accordance with paragraph (a) of this Rule at their discretion and to suspend or terminate any dividend plan at their discretion. Any dividend plan may also be suspended, terminated or varied by resolution of a general meeting of the Company. 124. Transfer of shares Subject to the Corporations Act and the ASTC Settlement Rules, a transfer of shares which is registered after the transfer books close for dividend purposes but before a dividend is payable shall not pass the right to any dividend declared before the books are closed. 125. Retention of dividends The Board may retain the dividends payable on shares which any person is under Rules 39 or 40 entitled to transfer until that person becomes registered as a member in respect of those shares or duly transfers them. 126. Dividends on which the Company has a charge The Board may retain any dividends payable on shares over which the Company has a lien or charge and may apply the dividend in or towards satisfaction of the calls, instalments or sums owing in respect of the shares over which the lien or charge exists. 127. How dividends are payable (a) Payment of any dividend may be made in any manner and by any means or combination of means as determined by the Board at the sole risk of the member. Different methods of payment may apply to different members or groups of members. Without prejudice to any other method of payment which the Board may adopt any dividend may be paid (wholly or partly) by cheque mailed to the address of the member as shown in the Register (or in the case of joint holders to the address shown in the Register as the address of the member whose name stands first in the Register) or any other address as the member or joint holders in writing direct, by electronic funds transfer to an account with a bank or other financial institution nominated by the member or joint holders in writing and acceptable to the Company, using the facilities of a relevant system or by such other method of payment as the Directors may determine. (b) If the Board decides that payments will be made by electronic funds transfer into an account (of a type approved by the Board) nominated by a member, but no such account is nominated by the member or an electronic funds transfer into a nominated account is rejected or refunded, the company may credit the amount payable to an account of the Company to be held until the member nominates a valid account. (c) Where a member does not have a registered address or the Company believes that a member is not known at the member’s registered address, the company may

Page 55 credit an amount payable in respect of the member’s shares to an account of the Company to be held until the member claims the amount payable or nominates a valid account. (d) An amount credited to an account under Rules 127(b) or (c) is to be treated as having been paid to the member at the time it is credited to that account. The Company will not be a trustee of the money and no interest will accrue on the money. The money may be used for the benefit of the Company and treated in accordance with Rule 129. 128. Notice of dividend Notice of the declaration of any dividend shall be given to members in any manner the Board may determine. 129. Unclaimed dividends (a) All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed, disposed of according to the laws relating to unclaimed monies or otherwise dealt with in accordance with this Rule 129. (b) Any amount which is not required to be disposed of according to the laws relating to unclaimed monies in accordance with paragraph (a) of this Rule 129 may continue to be held on account for the member or be donated to charity on behalf of the member, as the Board decides. Where an amount is donated to charity, the Company’s liability to pay that amount is discharged by an application under this Rule 129. (c) The Board may do anything necessary or desirable (including executing any document) on behalf of the member to effect the application of an amount under this Rule 129. The Board may determine other rules to regulate the operation of this Rule 129 and may delegate their power under this Rule 129 to any person. CAPITALISATION OF PROFITS 130. Power to capitalise profits The Board may, subject to Rule 7, resolve that the whole or any portion of any sum forming part of the undivided profits of the Company or standing to the credit of any reserve or other account (including without limitation any capital account) and available for distribution or capitalisation be capitalised and that the amount capitalised be appropriated to the members (subject to Rule 141 and Rule 143) in the respective proportions in which they would be entitled to receive it if distributed by way of dividend and be applied on their behalf either in paying up the amounts for the time being unpaid on any issued shares held by them, or in paying up in full unissued shares or other securities of the Company (of an aggregate nominal amount equal to the amount capitalised) to be issued to them accordingly, or partly in one way and partly in the other.

Page 56 131. Employee Share Plan (a) The Board may, subject to the Listing Rules: (i) implement one or more employee share plans (on the terms they determine) under which securities of the Company or of Rio Tinto plc or of a related body corporate of either may be issued, transferred or otherwise provided to or for the benefit of any officer (including any Director) or employee of the Company or of a related body corporate or affiliate of the Company or to a relative of that officer or employee or to a company, trust or other entity or arrangement in which that officer or employee or a relative of that officer or employee has an interest; (ii) amend, suspend or terminate any employee share plan implemented by them; and (iii) give financial assistance in connection with the acquisition of securities of the Company or of a related body corporate under any employee share plan in any manner permitted by the Corporations Act. (b) Rule 131 does not limit the Board's powers to establish an employee share plan or limit the scope or structure of any such plan. 132. Appropriation and application of amounts to be capitalised The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with and, without limiting the generality of the foregoing, may specify that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash in lieu of fractional entitlements be made. The Board shall make all necessary appropriations and applications of the amount to be capitalised pursuant to Rules 130 and 131 and all necessary allotments and issues of fully paid up shares or debentures. Where required, the Board may appoint a person to sign a contract on behalf of the members entitled upon a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid up of any further shares or debentures, or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised. NOTICES 133. Service of notices Subject to the Corporations Act and the Listing Rules, a notice may be given by the Company to any member, or in the case of joint holders to the member whose name stands first in the Register, personally, by leaving it at the member's registered address or by sending it by prepaid post to the member's registered address or by other electronic means determined by the Board (including by making a notice available on a website) to an electronic mail address, nominated by the member.

Page 57 134. Member may notify Company of address for service A registered holder of shares may notify the Company of an address (or, where the Board determines to accept electronic mail addresses for this purpose, an electronic mail address) as a place at which the member will accept service of notices, which shall be deemed to be the member's registered place of address. 135. Member not known at registered address Where a member does not have a registered place of address or where the Company has a bona fide reason to believe that a member is not known at the member's registered address and the Company has subsequently made an enquiry at the registered address of the member as to the whereabouts of the member, and the enquiry either elicits no response or a response indicating that the member or the member's present whereabouts are unknown, all future notices shall be deemed to be given to the member if the notice is exhibited in the Office for a period (not including weekends and public holidays) of forty- eight hours (and shall be deemed to be duly served at the commencement of that period) unless and until the member informs the Company of a registered place of address or that the member has resumed residence at the member's registered place of address or notifies the Company of a new address to which the Company may send the member notices (which new address shall be deemed to be the member's registered place of address). 136. When notice deemed to be served Any notice sent by post shall be deemed to have been served at the expiration of twenty- four hours after the envelope containing the notice is posted and, in proving service, it shall be sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a member personally or left at the member's registered place of address shall be deemed to have been served at the time of service. Any notice served on a member by electronic transmission is deemed to have been served when the transmission is sent. Subject to the Corporations Act and Listing Rules, any notice made available on a website shall be deemed to have been served at the time it was first made available on the website, or, if later, when the member was served (or is deemed to have been served) notice that the notice was available on the website (including by providing a Uniform Resource Locator or other link to the notice). 137. Reckoning of period of notice Where a given number of days' notice or notice extending over any other period is required to be given, the period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held. 138. Notice to transferor binds transferee Every person who, by operation of law, transfer or any other means becomes entitled to be registered as the holder of any shares shall be bound by every notice which, prior to the person's name and address being entered in the Register in respect of those shares, was duly given to the person from whom the person derives title to those shares.

Page 58 139. Service on deceased members A notice delivered or sent by post to the registered place of address of a member pursuant to these Rules shall (notwithstanding that the member be then dead and whether or not the Company has notice of the member's death) be deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by that member, until some other person is registered in the member's stead as the holder or joint holder and the service shall for all purposes be deemed to be sufficient service of the notice or document on the member's heirs, executors or administrators and all persons (if any) jointly interested with the member in the shares. 140. Authentication of documents sent by electronic means Where these Rules require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied by electronic means is sufficiently authenticated in any manner authorised or approved by the Board. The Board may designate mechanisms for validating any such notice or other document, and any such notice or other document not so validated by use of such mechanisms shall be deemed not to have been received by the Company. PAYMENTS BY THE COMPANY 141. Payments by the Company Whenever any law for the time being of any country, state, territory or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares, rights to shares or options to acquire shares registered in the Register as held either jointly or solely by any member or in respect of any transfer of those shares, rights to shares or options to acquire shares or in respect of any interest, dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to that member by the Company on or in respect of any shares, rights to shares or options to acquire shares or for or on account or in respect of any member, whether in consequence of: (a) the death of that member; (b) the non-payment of any income tax or other tax by that member; (c) the non-payment of any estate, probate, succession, death, stamp or other duty by the member or the trustee, executor or administrator of that member or by or out of the member's estate; (d) any assessment of income tax against the Company in respect of interest or dividends paid or payable to that member; (e) or any other act or thing, the Company in every case: (i) shall be fully indemnified from all liability by that member or that member's trustee, executor or administrator and by any person who becomes

Page 59 registered as the holder of the shares on the distribution of the deceased member's estate; (ii) shall have a lien or charge upon the shares for all moneys paid by the Company in respect of the shares under or in consequence of any law; (iii) shall have a lien upon all dividends, bonuses and other moneys payable in respect of the shares registered in the Register as held either jointly or solely by that member for all moneys paid or payable by the Company in respect of the shares under or in consequence of any law, together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other moneys payable any moneys paid or payable by the Company together with interest; (iv) may recover as a debt due from that member or that member's trustee, executor or administrator or any person who becomes registered as the holder of the shares on the distribution of the deceased member's estate wherever constituted or situated, any moneys paid by the Company under or in consequence of any law which exceed any dividend, bonus or other money then due or payable by the Company to that member together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment; and (v) except in the case of a proper ASTC transfer, may, if any money is paid or payable by the Company under any law, refuse to register a transfer of any securities by the holder or the holder's trustee, executor or administrator until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company but notwithstanding the foregoing the Company may not refuse to register any proper ASTC transfer except as permitted by the Corporations Act, the Listing Rules or the ASTC Settlement Rules. Nothing contained in this Rule shall prejudice or affect any right or remedy which any law confers or purports to confer on the Company, and, as between the Company and every member, every member's trustee, executor, administrator and estate, any right or remedy which that law confers or purports to confer on the Company shall be enforceable by the Company. WINDING UP 142. Distribution in specie (a) If the Company is wound up, whether voluntarily or otherwise, with the sanction of a special resolution, the liquidators may divide among the contributories in specie or kind any part of the assets of the Company, and may vest any part of the assets

Page 60 of the Company in trustees upon any trusts for the benefit of the contributories or any of them as the liquidators shall think fit. Liability to calls (b) If any shares to be divided in accordance with Rule 142(a) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may by notice in writing within ten days after the passing of the special resolution, direct the liquidators to sell that person's proportion and pay that person the net proceeds and the liquidators shall, if practicable, act accordingly. Ratification of payment of fee to liquidators (c) No commission or fee shall be payable to the liquidators in a voluntary liquidation, unless the payment of the commission or fee has been ratified by a general meeting of the Company and the amount of the proposed payment has been specified in the notice calling the meeting. 143. Capital rights on a liquidation On a return of assets on liquidation, the assets of the Company remaining available for distribution among members, after giving effect to preferential rights attached to any preference shares issued by the Company and to the rights of other shares having a preferred right to participate as regards capital up to but not beyond a specified amount in a distribution, and to any provision of the Corporations Act, shall be applied: (a) first in paying to the holder of the Equalisation Share (if any) the nominal amount paid up on such share and then in paying amounts (if any) standing to the credit of the holder of the Equalisation Share in any reserve set up in the books of the Company pursuant to paragraph 3.6.2(a) of Schedule 2 to the Sharing Agreement; and (b) then in paying to relevant holders of the Ordinary Shares any amounts standing to the credit of any reserve for their benefit set up in the books of the Company pursuant to paragraphs 3.6.2(b) or (c) of Schedule 2 of the Sharing Agreement; and (c) then in paying to the holder of the Special Voting Share the nominal amount paid up on such share; and (d) any surplus remaining after application of the assets in accordance with the preceding paragraphs shall be applied in making payments to the holder of the Equalisation Share and/or the holders of Ordinary Shares in accordance with their entitlements, which shall be determined as follows:- (i) The liquidator of the Company shall draw up accounts as at earliest date (the "Reference Date") on which the liquidator is able to make a final distribution to creditors and members of the Company to show the gross amount which would be available for distribution to the holders of Ordinary Shares on the liquidation of the Company after payment in full of any amount standing to the credit of:

Page 61 (A) the holder of the Equalisation Share in any reserve set up in the books of the Company pursuant to paragraph 3.6.2(a) of Schedule 2 to the Sharing Agreement; and (B) the holders of Ordinary Shares in any reserve set up in the books of the Company under paragraphs 3.6.2(b) or 3.6.2(c) of Schedule 2 to the Sharing Agreement and to calculate the amount thereof available for distribution to holders of Publicly-held Rio Tinto Limited Ordinary Shares or the amount (expressed as a negative sum) of the shortfall which would need to be obtained before the holders of Publicly-held Rio Tinto Limited Ordinary Shares would receive any payment by way of distribution (in either case the "Company's Own Distribution Amount"), on the assumption that distribution to the Company's creditors and members on liquidation took place on the Reference Date. The liquidator of the Company shall certify the result of such calculation to Rio Tinto plc. (ii) Whether or not proceedings have been commenced for the liquidation of Rio Tinto plc, Rio Tinto plc shall be required under the Sharing Agreement to instruct the Relevant Officer for the time being of Rio Tinto plc to draw up accounts as at the Reference Date of all assets (valued as if Rio Tinto plc was in liquidation and those assets were to be realised by a liquidator of Rio Tinto plc in an orderly manner) and liabilities which would be admissible to proof if Rio Tinto plc was in liquidation at the Reference Date (other than the asset or liability represented by any Equalisation Payment (as defined in paragraph 4.2 of Schedule 2 to the Sharing Agreement) to be made in accordance with the Sharing Agreement or any payment on the Rio Tinto plc Equalisation Share under Article 3(C)(e) or 3(C)(f) of the Rio Tinto plc Articles) to show the gross amount which would be available for distribution to holders of Rio Tinto plc Ordinary Shares on the liquidation of Rio Tinto plc (if it were to occur on the Reference Date) after payment in full of any amount standing to the credit of: (A) the holder of the Rio Tinto plc Equalisation Share in any reserve set up in the books of Rio Tinto plc pursuant to paragraph 3.6.2(a) of Schedule 2 to the Sharing Agreement; or (B) the holders of Rio Tinto plc Ordinary Shares in any reserve set up in the books of Rio Tinto plc under paragraphs 3.6.2(b) or 3.6.2(c) of Schedule 2 to the Sharing Agreement and to calculate the amount thereof available for distribution to holders of Publicly-held Rio Tinto plc Ordinary Shares or the amount (expressed as a negative sum) of the shortfall which would need to be obtained before the holders of Publicly-held Rio Tinto plc Ordinary Shares would receive any payment by way of distribution (in either case, the "Rio Tinto plc Own Distribution Amount") on the assumption that the distribution to Rio Tinto plc's creditors and members on liquidation took place on the Reference

Page 62 Date. Rio Tinto plc is obliged under the Sharing Agreement to instruct the Relevant Officer of Rio Tinto plc to certify the result of such calculation to the Company. (iii) The liquidator of the Company shall make and certify to Rio Tinto plc the results of the following calculation as at the Reference Date and agree such calculation with the Relevant Officer of Rio Tinto plc, which calculation shall be expressed in Australian dollars, with any sterling amounts being converted to Australian dollars at the Liquidation Exchange Rate as at the Reference Date: (COD + Rio Tinto plcOD) x COS (Rio Tinto plcOS÷ EF) + COS where: COD = the Company's Own Distribution Amount; COS = the number of Publicly-held Rio Tinto Limited Ordinary Shares in issue on the Reference Date; EF = the Equalisation Fraction; Rio Tinto plcOD = the Rio Tinto plc Own Distribution Amount; and Rio Tinto plcOS = the number of Publicly-held Rio Tinto plc Ordinary Shares in issue on the Reference Date. The result of such calculation is referred to below as the "Adjusted Company Distribution Amount". (iv) If the Adjusted Company Distribution Amount is equal to or more than the Company's Own Distribution Amount then the assets remaining available for distribution (which shall include any distribution made on the Rio Tinto plc Equalisation Share pursuant to Article 3(C)(e) or 3(C)(f) of the Rio Tinto plc Articles, any amounts paid by Rio Tinto plc under paragraph 4.2.4 of Schedule 2 to the Sharing Agreement and any amounts paid by Rio Tinto plc from reserves set up in the books of Rio Tinto plc under paragraph 3.6.2(a) of Schedule 2 to the Sharing Agreement) shall belong to and be distributed among the holders of Ordinary Shares rateably according to the numbers of Ordinary Shares held by them. (v) If the Adjusted Company Distribution Amount is equal to or more than zero, but is less than the Company's Own Distribution Amount, the liquidator of the Company shall pay out of the assets available for distribution an amount by way of return of capital on the Equalisation Share in priority to any amounts payable to the holders of Ordinary Shares such that (taking account of any tax payable on the making or receipt of the distribution of that amount, after allowing for any offsetting tax credits, losses or deductions) the ratio of the amount available for distribution on each Publicly-held Rio Tinto Limited Ordinary Share:

Page 63 (1) apart from in each case any undistributed amounts resulting from the payment by Rio Tinto plc to a member of the Rio Tinto Limited Group or the Company to a member of the Rio Tinto plc Group of any reserves under paragraph 3.6.2(a) of Schedule 2 to the Sharing Agreement or any amounts credited to any reserve in the books of the Company for the benefit of holders of Ordinary Shares or any amounts credited to any reserve in the books of Rio Tinto plc for the benefit of holders of Rio Tinto plc Ordinary Shares, in each case under paragraphs 3.6.2(b) and 3.6.2(c) of Schedule 2 to the Sharing Agreement; and (2) on the assumption that distribution to the Company's members and creditors and Rio Tinto plc's members and creditors took place on the Reference Date; and (3) after taking into account the amounts available for distribution on each Publicly-held Rio Tinto plc Ordinary Share prior to such payment to the amount available for distribution on each Publicly-held Rio Tinto plc Ordinary Share (converting sterling amounts to Australian dollar amounts by application of the Liquidation Exchange Rate as at the Reference Date) is equal to the Equalisation Ratio (and the balance of the assets of the Company available for distribution remaining after any such payment on the Equalisation Share, shall belong to and be distributed among the holders of Ordinary Shares rateably according to the numbers of Ordinary Shares held by them). (vi) If the Adjusted Company Distribution Amount is zero or a negative amount and the Company's Own Distribution Amount is a positive amount then the liquidator of the Company shall pay out of the assets available for distribution an amount by way of return of capital on the Equalisation Share in priority to any amounts payable to the holders of Ordinary Shares such that (taking account of any tax payable on the making or receipt of the distribution of that amount, after allowing for any offsetting tax credits, losses or deductions) the amount available for distribution to holders of Publicly-held Rio Tinto Limited Ordinary Shares on the assumption that distribution to the Company's members and creditors took place on the Reference Date, is zero. (vii) If the Company's Own Distribution Amount is zero or a negative amount and the Rio Tinto plc Own Distribution Amount is zero or a negative amount, then no distribution shall be made by the liquidator of the Company on the Equalisation Share or to holders of Ordinary Shares. (viii) In making the calculations referred to in this paragraph (d), the Relevant Officer of Rio Tinto plc and the liquidator of the Company shall:

Page 64 (A) in relation to the Company, take into account the distributions which fall to be made on Ordinary Shares which are not Publicly- held Rio Tinto Limited Ordinary Shares it being acknowledged that the per share distributions on the Publicly-held Rio Tinto Limited Ordinary Shares will be the same as the distributions on the non Publicly-held Rio Tinto Limited Ordinary Shares; (B) in relation to Rio Tinto plc, take into account the distributions which fall to be made on Rio Tinto plc Ordinary Shares which are not Publicly-held Rio Tinto plc Ordinary Shares it being acknowledged that the per share distributions on the Publicly-held Rio Tinto plc Ordinary Shares will be the same as the distributions on the non Publicly-held Rio Tinto plc Ordinary Shares. (ix) In this paragraph (d) "Relevant Officer" of Rio Tinto plc shall mean the auditor of Rio Tinto plc or if Rio Tinto plc is in liquidation, the liquidator of Rio Tinto plc. (x) In this paragraph (d) "the gross amount which would be available for distribution" to shareholders means such amount ignoring any distribution on the Equalisation Share or Rio Tinto plc Equalisation Share or any Equalisation Payment (as defined in paragraph 4.2 of Schedule 2 to the Sharing Agreement) made in accordance with the Sharing Agreement and any tax payable on the making of the Equalisation Payment or distribution and both "the gross amount which would be available for distribution" and "the amount available for distribution" refer to such amount before deduction of any amount in respect of tax required to be deducted or withheld from the distribution to ordinary shareholders by or on behalf of the company paying or making the distribution but net of any tax payable by that company on the distribution to its ordinary shareholders. (xi) The certificates which the liquidator of the Company is required to produce under this paragraph (d) and the Relevant Officer of Rio Tinto plc is required to produce under the Sharing Agreement (the "Certificates") shall be produced within 6 weeks after the Reference Date and the Company shall procure that all necessary instructions are given to the liquidator of the Company to ensure that such certificates are produced within that time. The liquidator of the Company and the Relevant Officer of Rio Tinto plc shall then agree the calculations in such Certificates within 4 weeks of the date on which all such Certificates are produced. If the liquidator of the Company and the Relevant Officer of Rio Tinto plc are unable to agree to the calculations in the Certificates within such time, then the dispute shall be referred to an independent firm of accountants agreed by the liquidator of the Company with the Relevant Officer of Rio Tinto plc (or failing agreement within 7 days of the end of that 4 week period, appointed, on the application of either the Company or Rio Tinto plc, by the President for the time being of the Institute of Chartered Accountants in England). The

Page 65 firm so appointed shall act as experts and not as arbitrators and shall be instructed to make its determination within 4 weeks of its appointment. The costs of such firm are to be borne as such firm decides. Once the calculations in the Certificates have been agreed by the liquidator of the Company with the Relevant Officer of Rio Tinto plc or determined by the independent accountants, they shall be conclusive and binding. (xii) If Rio Tinto plc goes into liquidation after the Company has gone into liquidation but before the liquidator of the Company has made a distribution under any of paragraphs (v) or (vi) then the Reference Date shall be the later of: (A) the earliest date on which the liquidator of Rio Tinto plc is able to make a final distribution to creditors and members of Rio Tinto plc; or (B) the earliest date on which the liquidator of the Company is able to make a final distribution to creditors and members of the Company; and the Relevant Officer of Rio Tinto plc shall be the liquidator of Rio Tinto plc and not the auditor of Rio Tinto plc. INDEMNITY 144. Indemnity of officers (1) The Company shall indemnify each officer of the Company and each officer of each wholly owned subsidiary of the Company out of the assets of the Company to the relevant extent against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company (as the case may be) or in the actual or purported execution or discharge of the duties of the officer. (2) Where the Directors consider it appropriate, the Company may execute a documentary indemnity in any form in favour of any officer of the Company or any officer of any wholly owned subsidiary of the Company. (3) To the extent permitted by law, the Company may: (a) pay amounts by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer or employee of any relevant company, including (without limitation) insurance against liability incurred by the officer or employee in the conduct of the business of the relevant company or in the actual or purported execution or discharge of the duties of the officer or employee; and (b) bind itself in any contract or deed with any officer or employee of any relevant company to pay those amounts.

Page 66 (4) Where the Directors consider it appropriate, the Company may: (a) give a former Director access to certain papers, including documents provided or available to the Directors and other papers referred to in those documents; and (b) bind itself in any contract with a Director or former Director to give the access. (5) In this Rule: (a) "officer" means: (i) a director, secretary or officer, or (ii) a person appointed as a trustee by, or acting as a trustee at the express request of, the Company or a wholly owned subsidiary of the Company, and includes a former officer. (b) "duties " includes duties and powers arising by reason of, or otherwise in connection with the appointment or nomination of the person by the Company or any relevant company to any other corporation. (c) "liability" means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body. (d) "to the relevant extent" means: (i) to the extent the Company is not precluded by law from doing so; (ii) where the liability is incurred in the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation; and (iii) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, but without limitation, a subsidiary or an insurer under any insurance policy). (e) “relevant company” means the Company, any holding company of the Company, any body (whether or not incorporated) in which the Company or such holding company (or any predecessors of the Company or such holding company of the Company) has or had any interest (whether direct or indirect), any body that is in any way allied to or associated with the Company, and Rio Tinto plc and any of its subsidiaries.

Page 67 145. Change of control A. The purpose of this Rule is to place restrictions upon any person (other than a Permitted Person as defined below) who is entitled to or interested in shares in the Company or Rio Tinto plc or both which would otherwise enable such person to cast on a poll (directly, or indirectly through the Special Voting Share and Ordinary Shares held by any member of the Rio Tinto plc Group) 20 per cent or more of the votes generally exercisable on a Joint Decision at general meetings of the Company. If the person is only entitled to or interested in shares of one of Rio Tinto plc or Rio Tinto Limited, the restrictions only apply if that person is able to cast on a poll 30 per cent or more of the votes generally exercisable at general meetings of that company (excluding any votes attaching to the Special Voting Share or the Rio Tinto plc Special Voting Share). The restrictions include suspension of rights to attend and vote at general meetings, and suspension of the right to receive dividends and distributions. In certain circumstances the Board can compel divestment of the shares. B. In this Rule: (i) "Accepting Shareholder" means any person who has, in respect of the whole of that person's Entitlement to Ordinary Shares or Interest in Rio Tinto plc Ordinary Shares or both, accepted or given irrevocable undertakings to accept offers made under a takeover bid which complies with Chapter 6 of the Corporations Act or under a takeover offer which complies with the City Code on Takeovers and Mergers (or both); (ii) [deleted April 2009] (iii) "ADR Depositary" means a custodian or depositary or that person's nominee, approved by the Directors, under contractual arrangements with the Company by which such person or nominee holds Ordinary Shares and such person or another person issues American Depositary Receipts evidencing rights in relation to those shares or a right to receive them; (iv) "concert parties" means persons acting in concert within the meaning of the City Code on Takeovers and Mergers from time to time; (v) "Entitlement" means, in respect of shares, the Relevant Interest of a person or the person's Associates in those shares; (vi) "Holder" is as defined in paragraph (I) below; (vii) "Interest" in relation to shares in Rio Tinto plc, means any interest in Rio Tinto plc Ordinary Shares within the meaning of Sections 820 to 825 of the Original Act (except that of a bare trustee), provided that: (a) Section 820(4)(b) shall apply on the basis that the entitlement there referred to could arise under an agreement within the meaning of Sections 824(5) and (6); (b) an interest in Rio Tinto plc Ordinary Shares shall be disregarded if it is held by a market maker acting in that capacity, provided that such Rio Tinto plc

Page 68 Ordinary Shares do not represent 10 per cent or more of the votes generally exerciseable at general meetings of Rio Tinto plc (excluding any votes attaching to the Rio Tinto plc Special Voting Share) and subject to the market maker satisfying the criteria and complying with the conditions and operating requirements referred to in paragraph (viiA) below; (c) an interest in Rio Tinto plc Ordinary Shares shall be disregarded where: (I) in pursuance of arrangements made with the operator of a relevant system: (aa) securities of a particular aggregate value are on any day transferred by means of that system from a person ("A") to another person ("B"); (bb) the securities are of kinds and amounts determined by the operator-system; and (cc) the securities, or securities of the same kinds and amounts, are on the following day transferred by means of the relevant system from B to A; and (II) the securities comprise any Rio Tinto plc Ordinary Shares and for the purposes of this paragraph (c) any day which, in England and Wales, is a non-business day for the purposes of the Bills of Exchange Act 1882 of the United Kingdom is disregarded, and expressions which are used in the Uncertificated Securities Regulations 2001 (United Kingdom) shall have the same meanings as in those Regulations; (d) a person is not by virtue of Section 820(4)(b) of the Original Act to be taken to be interested in Rio Tinto plc Ordinary Shares by reason only that he or she has been appointed a proxy to vote at a specified meeting of Rio Tinto plc or of any class of its members and at any adjournment of that meeting, or has been appointed by a corporation to act as its representative at any meeting of Rio Tinto plc or of any class of its members; and "Interested" shall be construed accordingly. (viiA) "market maker" means a market maker, as such term is defined in the United Kingdom Financial Services Authority's Handbook of Rules and Guidance, who is in compliance with the conditions and operating requirements set out in Rule 5.1.4 of the DTRs; (viii) the "Original Act" means the Companies Act 2006 of the United Kingdom as in force at the date of adoption of Article 64 of the Rio Tinto plc Articles and notwithstanding any repeal, modification or re-enactment thereof after that date (including for the avoidance of doubt, any amendment, replacement or repeal by regulations made by the Secretary of State pursuant to section 828 of that Act to the definition of shares in section 792 or to the provisions as to what is taken to be an interest in shares in section 820), and the "DTRs" means the Disclosure and Transparency Rules of the UK Listing Authority as amended from time to time.

Page 69 (ix) "Permitted Holding" means: (a) any Entitlement to Ordinary Shares, arising as a result of two or more persons becoming Associates, in relation to the acquisition of which an exemption or declaration under section 655A of the Corporations Act is in force, with the effect that the acquisition of such Entitlement would not breach section 606 of the Corporations Act; (b) any Entitlement to shares in the Company or any Interest in Rio Tinto plc Ordinary Shares held solely by a person as a bare trustee or by a person who, if the incidents of that person's Entitlement or Interest were governed by the laws of Australia, would in the opinion of the Directors be regarded as a bare trustee in respect of that Entitlement or Interest; (c) any Entitlement of a person to shares in the Company or any Interest of a person in any Rio Tinto plc Ordinary Shares which under arrangements approved by the Directors of the Company and directors of Rio Tinto plc respectively have been allotted or issued with a view to that person (or purchasers from that person) offering the same to the public within a period not exceeding three months from the date of the relevant allotment or issue; (d) any Entitlement of a person to shares in the Company or any Interest of a person in any Rio Tinto plc Ordinary Shares which the Directors are satisfied is held by virtue only of that person being entitled to exercise or control the exercise of 20% or more of the voting power at general meetings of another company which is a Permitted Person; and (e) any Entitlement or Interest of a Permitted Person, other than RTL Shareholder SVC or RTP Shareholder SVC; (x) "Permitted Person" means: (a) any member of the Rio Tinto Limited Group; (b) any member of the Rio Tinto plc Group; (c) RTL Shareholder SVC; (d) RTP Shareholder SVC; (e) an ADR Depositary, acting in that capacity; (f) The Depositary Trust Company or any successor and/or the nominee of either of them acting in the capacity of a clearing agency in respect of dealings in American Depositary Receipts; (g) a Recognised Person; (h) a trustee (acting in that capacity) of any employee incentive scheme of the Company or of Rio Tinto plc; (i) any person (an "Offeror") who has made an offer to acquire all the outstanding Rio Tinto plc Ordinary Shares (other than those already owned by the Offeror) which may, if the Offeror so decides, be conditional upon an

Page 70 offer which has been made by the Offeror or by a related entity (as defined in the Corporations Act) of the Offeror (on terms which satisfy each of sub- paragraphs (I), (II) and (III) of Article 64(B)(xii)(i) of the Rio Tinto plc Articles) to acquire all the outstanding Ordinary Shares (other than those already owned by the Offeror) becoming unconditional and shall: (I) be unconditional when made or contain only such conditions as are mandatory under the City Code on Takeovers and Mergers; (II) disclose the highest price or value of consideration given for Ordinary Shares by the Offeror or its Associates and for Rio Tinto plc Ordinary Shares by the Offeror and its concert parties since the beginning of the period commencing 12 months before the date on which the Offeror became a Relevant Person and include a cash offer (or an offer with a cash alternative) to acquire all the Rio Tinto plc Ordinary Shares (other than those already directly or indirectly owned by the Offeror) at a price per Rio Tinto plc Ordinary Share which (subject to paragraph (xviii)) is not less than the higher of: (aa) the highest price or value of consideration paid or given for Ordinary Shares by the Offeror or its Associates since the beginning of the period commencing 12 months before the date on which the Offeror became a Relevant Person divided by the Equalisation Fraction as at the date of the offer and converted into sterling. Such conversion shall be made at the closing mid-point spot sterling-Australian dollars exchange rate on the date on which the Offeror became a Relevant Person as published in the Financial Times; and (bb) the highest price or value of consideration paid or given for Rio Tinto plc Ordinary Shares by the Offeror or its concert parties in sterling (or equivalent, converted into sterling by a method comparable to that set out in sub-paragraph (aa)) since the beginning of the period commencing 12 months before the date on which the Offeror or any of its Associates or concert parties became a Relevant Person, provided that if no such shares have been acquired by the Offeror or any of its Associates or concert parties during that period the price (subject to paragraph (xviii)) shall be not less than the higher of: (cc) the weighted average sale price derived from the Australian Securities Exchange in respect of Ordinary Shares on the Business Day preceding the date on which the offer is announced divided by the Equalisation Ratio as at that Business Day and converted into sterling at the closing mid-point spot sterling-Australian dollar exchange

Page 71 rate as at such date as published in the Financial Times; and (dd) the middle market quotation derived from the London Stock Exchange Daily Official List in respect of a Rio Tinto plc Ordinary Share on the dealing day preceding the date on which the offer is announced; and (III) comply with the provisions of the City Code on Takeovers and Mergers as if it were an offer made under Rule 9 of that Code; provided that if the terms of any such offer would, at the time it would be required to be made, be illegal or contravene any applicable law or regulatory requirements (including the Corporations Act) then the offer shall be on such terms as may be necessary to comply with such applicable law or regulatory requirement but otherwise shall approximate as far as is possible the requirements set out in (I) to (III) above and provided further that references to the price paid for an Ordinary Share or a Rio Tinto plc Ordinary Share shall be deemed to include the price paid for an interest through an American Depositary Receipt representing such a share converted into sterling or Australian dollars as appropriate at the closing mid point exchange rate of the purchase currency and sterling or Australian dollars (as appropriate) on the date of acquisition of such interest obtained from the Financial Times (in the case of Rio Tinto plc Ordinary Shares) or from the Australian Financial Review (in the case of Ordinary Shares); (j) any person who: (I) owns directly or indirectly Publicly-held Rio Tinto Limited Ordinary Shares which carry the right to cast more than 50 per cent of the total votes attaching to all Publicly-held Rio Tinto Limited Ordinary Shares capable of being cast on a poll at a general meeting; and (II) owns directly or indirectly Publicly-held Rio Tinto plc Ordinary Shares which carry the right to cast more than 50 per cent of the total votes attaching to all Publicly-held Rio Tinto plc Ordinary Shares capable of being cast on a poll at a general meeting of Rio Tinto plc, and has reached that level of ownership either by receiving acceptances under an offer to acquire all the outstanding Ordinary Shares and Rio Tinto plc Ordinary Shares (other than those already owned by that person) or as a result of a compromise or arrangement approved by the Court under Part 5.1 of the Corporations Act or a scheme of arrangement approved by the High Court of England or by any combination of these; (k) any concert party or Associate of an Offeror; (xi) "Recognised Person" means a clearing house or a nominee of a recognised clearing house or of a recognised investment exchange;

Page 72 (xii) "Relevant Holding" means an Interest in Rio Tinto plc Ordinary Shares or an Entitlement to Ordinary Shares or both (disregarding any part of that Interest or Entitlement which is a Permitted Holding) which together would otherwise enable its holder to cast on a poll (either directly as a member of the Company or through any votes which may be cast by the holder of the Special Voting Share to reflect votes which such holder is entitled to cast at a general meeting of Rio Tinto plc in respect of Rio Tinto plc Ordinary Shares) 20 per cent or more of the total votes attaching to all share capital of the Company of all classes on a Joint Decision (assuming that all the Publicly-held Rio Tinto plc Ordinary Shares including those comprised in such Interest were voted on the equivalent resolution at the nearly contemporaneous general meeting of Rio Tinto plc and counted in calculating the votes attached to the Special Voting Share on such decision), AND IN ADDITION if the Interest or Entitlement is in one company only then: (a) if it does not include any Interest in Rio Tinto plc Ordinary Shares, the Entitlement to Ordinary Shares or other shares of the Company (other than the Special Voting Share) carry the right on a poll to cast 30 per cent or more of the total votes attaching to all share capital of the Company of all classes (apart from the Special Voting Share) taken as a whole and capable of being cast on a poll at a general meeting of the Company; or (b) if it does not include any Entitlement to Ordinary Shares, the Interest in Rio Tinto plc Ordinary Shares (other than the Rio Tinto plc Special Voting Share) carry the right on a poll to cast 30 per cent or more of the total votes attaching to all share capital of Rio Tinto plc of all classes (apart from the Rio Tinto plc Special Voting Share) taken as a whole and capable of being cast at a general meeting of Rio Tinto plc; (xiii) "Relevant Interest" means a relevant interest in respect of a share as that term is defined by the Corporations Act; (xiv) "Relevant Person" means any person (whether or not identified) who has a Relevant Holding or any Excluded Rio Tinto plc Holder; (xv) "Relevant Shares" means all the Ordinary Shares to which a Relevant Person or an Excluded Rio Tinto plc Holder has an Entitlement; (xvi) "Required Disposal" means a disposal or disposals of such a number of Relevant Shares (or interests therein) as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person) or a disposal which constitutes any other person (other than a Permitted Person) a Relevant Person; (xvii) references to the Australian Financial Review include, if that newspaper ceases to be published or fails to publish the relevant information, any other daily newspaper circulating in Melbourne nominated by the Board which does publish the relevant information, and references to the Financial Times means the London Edition and includes, if that newspaper ceases to be published or fails to publish the relevant

Page 73 information, any other daily newspaper circulating in London nominated by the Board which does publish the relevant information; (xviii) references in paragraphs (aa), (bb), (cc) and (dd) of paragraph (B)(x)(i)(II) to "price" or "value of consideration" mean such price or value: (a) adjusted to reflect the effect of any share consolidation or subdivision, allotment of shares, rights issue, issue of options, issue of convertible securities or reduction of capital which occurred after that price or consideration was paid or given and before the offer to acquire all the Rio Tinto plc Ordinary Shares referred to in paragraph (B)(x)(i)(II) occurred; and (b) adjusted to reflect the net amount of any dividend which had been declared or announced at the time the price or consideration was paid or given if the shares acquired were at that time trading cum-dividend and at the time of the offer the shares are trading ex-dividend or vice versa, and the certificate of the Auditor stating the appropriate amount of an adjustment required by (a) or (b) shall be conclusive. C. [deleted April 2009] D. If, to the knowledge of the Directors, any person other than a Permitted Person is or becomes a Relevant Person (including, without limitation, by virtue of being deemed to be one), the Directors shall (except as provided otherwise by paragraph (E) or (G) below) give notice to that Relevant Person and to any other person who appears to the Directors to have Entitlements to the Relevant Shares and, if different, to the registered holders of those shares. The notice shall: (i) set out the restrictions referred to in paragraph (E) below; (ii) state that the addressee of the notice is required to make a Required Disposal or procure that a Required Disposal is made by a time specified in the notice being such time as the Directors shall consider most appropriate not being less than 7 days nor more than 60 days after the date on which the notice is given to the addressee (the "Specified Time") unless by that time either: (a) the Relevant Person has become a Permitted Person; or (b) the Directors have resolved in good faith that either the person stated in the notice to be a Relevant Person is not a Relevant Person or the addressee does not have an Entitlement to the shares which would otherwise have to be disposed of; and (iii) set out such other requirements or restrictions as the Directors shall consider necessary to ensure that by the Specified Time there is no Relevant Person (other than a Permitted Person) in relation to the Relevant Shares concerned. If the Relevant Shares are held by an ADR Depositary, the notice shall also state that: (a) a specified purchaser or purchasers (the "Relevant Purchaser(s)") (excluding the ADR Depositary itself) or Holder or Holders (the "Relevant Holder(s)"), as the case

Page 74 may be, is or are believed or deemed to be Relevant Persons or is or are believed or deemed to be purchasers or Holders through which a Relevant Person or Relevant Persons has or have an Entitlement in either case as specified in the notice; and (b) the Directors believe that each Relevant Purchaser or Relevant Holder or the Relevant Person or Relevant Persons believed or deemed to have an Entitlement through such Relevant Purchaser or Relevant Holder, as the case may be, is or are deemed to have an Entitlement in a specific number of Relevant Shares. The Directors may extend the period in which any such notice is required to be complied with by up to 30 days and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to them that there is no Relevant Person in relation to the shares concerned. E. A holder of a Relevant Share on whom a notice has been served in accordance with paragraph (D) above shall not in respect of that share be entitled, until such time as the Directors are satisfied that no Relevant Person has an Entitlement to that share or the notice has been withdrawn: (a) to attend or vote at any general meeting of the Company or meeting of any class of shares of the Company, or to exercise any other right conferred by membership in relation to any such meeting (this restriction being in addition to the provisions of Rule 74(b)); (b) to receive any dividend or other distribution which would otherwise be payable in respect of a Relevant Share, which shall be retained by the Company without any liability to pay interest when the money or distribution is finally paid or given to the member; or (c) to elect to receive shares in lieu of any dividend or distribution referred to in (b) above. If the requirements of any notice under paragraph (D) above have not been complied with by the Specified Time (or such later time as may be permitted pursuant to that paragraph) then the Directors shall take such action as is within their power to ensure that a Required Disposal is made as soon as is reasonably practicable and, for this purpose, they shall make such arrangements as they deem appropriate including, without limitation, appointing any person on behalf of the holder or holders of the Relevant Shares to execute any documents, to take such other action as that person may deem necessary or expedient and to receive and give good discharge for the purchase price. Brokerage, stamp duty and any other costs of the transfer shall be paid out of the sale proceeds. The net proceeds of any sale under this paragraph shall be paid to the shareholder who held the Relevant Shares sold under this paragraph provided that the shareholder has delivered to the Company such documents or information as may be reasonably required by the Directors. Upon the name of the purchaser being entered in the Register in purported exercise of the powers under this paragraph, the validity of the sale by way of a Required Disposal shall not be challenged by any person. The Directors may not authorise a Required Disposal of any Ordinary Shares held by an Accepting Shareholder during a period in which offers for

Page 75 both Ordinary Shares and Rio Tinto plc Voting Shares remain open for acceptance and are not required to give notice under paragraph (D) above in respect of the Ordinary Shares of such an Accepting Shareholder. F. Without prejudice to the provisions of the Corporations Act, the Directors may assume without enquiry that a person is not a Relevant Person unless the information contained in the registers kept by the Company under the Corporations Act appear to the Directors to indicate to the contrary or the Directors have reason to believe otherwise, in which circumstances the Directors shall make reasonable enquiries to discover whether any person is a Relevant Person. G. The Directors shall not be obliged to give any notice required under this Rule to be given to any person if they do not know either that person's identity or address. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under this Rule shall not prevent the implementation of, or invalidate, any procedure under this Rule. H. If any Director has reason to believe that a person (not being a Permitted Person) is a Relevant Person, the Director shall inform the other Directors. I. A person (a "Holder") who has an Entitlement evidenced by an American Depositary Receipt shall be deemed for the purposes of this Rule to have an Entitlement to the number of shares in the Company in respect of which rights are evidenced by such Receipt and not (in the absence of any other reason why the Holder would be so treated) in the remainder of the shares in the Company held by the ADR Depositary. J. Where a Recognised Person has an Entitlement in that capacity under arrangements recognised by the Company for the purposes of this Rule any person who has rights in relation to shares in the Company in which such a Recognised Person has an Entitlement shall be deemed to have an Entitlement in the number of shares in the Company for which such a Recognised Person is or may become liable to account to that person and any Entitlement which (by virtue of being a tenant in common in relation to an interest in shares in the Company so held by such a Recognised Person) that person would otherwise be treated for the purposes of this Rule as having in a larger number of shares in the Company shall (in the absence of any other reason) be disregarded. K. This Rule shall apply notwithstanding any provision in any other of these Rules which is inconsistent with or contrary to it. 146. Restricted securities If the Company at any time has on issue share capital classified by the Australian Securities Exchange as restricted securities, then despite any other provision of this Constitution: (a) a holder of restricted securities must not dispose of, or agree or offer to dispose of, the restricted securities during the escrow period applicable to those securities except as permitted by the Listing Rules or the Australian Securities Exchange; (b) if the restricted securities are in the same class as the Company’s quoted securities, the holder will be taken to have agreed in writing that the restricted

Page 76 securities are to be kept on the Company’s issuer sponsored subregister and are to have a holding lock applied for the duration of the escrow period applicable to those securities; (c) the Company must refuse to acknowledge any disposal (including, without limitation, to register any transfer) of the restricted securities during the escrow period applicable to those securities except as permitted by the Listing Rules or the Australian Securities Exchange; (d) a holder of restricted securities will not be entitled to participate in any return of capital on those securities during the escrow period applicable to those securities except as permitted by the Listing Rules or the Australian Securities Exchange; and (e) if a holder of restricted securities breaches a restriction deed or a provision of this Constitution restricting a disposal of those securities the holder will not be entitled to any dividend or distribution, or to exercise any voting rights, in respect of those securities for so long as the breach continues. 147. Unmarketable parcels 147.1 Application of this Rule The provisions of this Rule 147 have effect notwithstanding any provision in this Constitution to the contrary. 147.2 Definitions For the purposes of this Rule 147 the following definitions apply, unless the context requires otherwise: (a) Divestment Notice has the meaning set out in Rule 147.3. (b) Notified Member means a member who has been sent a Divestment Notice. (c) Prescribed Member means a member who holds less than a Marketable Parcel of shares in the Company but does not include a Prescribed New Member. (d) Prescribed New Member means a member who holds less than a Marketable Parcel of shares in the Company where: (i) that holding is a new holding created by the transfer of a parcel of shares that was less than a Marketable Parcel at the time a proper ASTC transfer was initiated or a paper based transfer was lodged; and (ii) the transfer referred to in paragraph (i) occurred after the date on which this Rule came into effect. (e) Specified Period has the meaning set out in Rule 147.3. (f) The terms ‘Marketable Parcel’ and ‘Takeover’ have the same meaning as they are given in the Listing Rules and the terms ‘Certificated Holding’, ‘CHESS Holding’, ‘Holding Adjustment’ and ‘Issuer Sponsored Holding’ have the same meaning as they are given in the ASTC Settlement Rules.

Page 77 (g) Where, under this Rule 147, powers are conferred on the Secretary, such powers may be exercised either by the Secretary or by any person nominated by the Secretary. 147.3 Service of a Divestment Notice (a) If the Secretary determines that a member is a Prescribed Member or a Prescribed New Member, the Secretary may, by notice in writing (a Divestment Notice), notify the member that the member is a Prescribed New Member or a Prescribed Member (as the case may be). (b) A Divestment Notice must state that the Company intends to dispose of the Notified Member’s shares in accordance with this Rule 147 after the expiry of the time period specified in the Divestment Notice (the Specified Period). The Specified Period must be: (i) in the case of a Divestment Notice notifying the member that the member is a Prescribed Member – at least six weeks from the date the Divestment Notice was sent; and (ii) in the case of a Divestment Notice notifying the member that the member is a Prescribed New Member – at least seven days from the date the Divestment Notice was sent. (c) Subject to 147.3(d), each Notified Member is deemed irrevocably to have appointed the Company as the member’s agent to sell all of their shares to an arm’s length purchaser, following the end of the Specified Period in the relevant Divestment Notice, and to receive the sale proceeds on behalf of the member, though nothing in this Rule obliges the Company to sell those shares. For the purposes of such a sale, the Company may initiate a Holding Adjustment to move all shares held by a member from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding or take any other action the Company considers necessary or desirable to effect the sale and transfer of the shares. (d) Where a Prescribed Member gives written notice to the Company before the end of the Specified Period in the relevant Divestment Notice that the member desires its shareholding to be exempted from this Rule 147, the Company must not sell that shareholding as a result of that Divestment Notice. (e) The Secretary may, in respect of any sale of a member’s shares in the Company under this Rule 147: (i) execute on behalf of such member an instrument of transfer of all of the member’s shares in the Company in such manner and form as the Secretary considers necessary and to deliver such share transfer to the purchaser; and (ii) take any other action on behalf of any such member or the Company as the Secretary considers necessary to effect the sale and transfer of those shares.

Page 78 (f) Notwithstanding any other provision of this Rule 147, none of the provisions of this Rule 147 shall apply in respect of any of the Equalisation Share, the Special Voting Share or the DLC Dividend Share. 147.4 Rights of purchaser (a) A certificate under the hand of the Secretary to the effect that shares sold under this Rule 147 have been duly sold will discharge the purchaser from all liability in respect of the purchase of those shares. (b) A purchaser of shares sold under this Rule 147 will, upon being entered in the Register as the holder of the shares, have title to the shares which is not affected by any irregularity or invalidity in the actions of the Company pursuant to this Rule 147 and will not be bound to see to the application of the purchase money or other consideration. 147.5 Sale proceeds to members (a) Subject to paragraph 147.5(b), if: (i) a member’s shares in the Company are sold by the Company on the member’s behalf under this Rule 147; and (ii) any certificate relating to the shares the subject of the sale has been received by the Company (or the Company is satisfied that the certificate has been lost or destroyed), the Company must, within 60 days after completion of the sale, cause the proceeds of sale to be sent to the member entitled to those proceeds (or, in the case of joint holders, to that one whose name stands first in the Register in respect of the joint holding). Payment may be made in any manner and by means as determined by the Board and is at the risk of the former member. (b) In the case of a sale of Prescribed New Member’s shares in accordance with this Rule 147, the Company is entitled to deduct (and keep) from the proceeds of sale, the costs of the sale as determined by the Company. In any other case, the Company or a purchaser must bear the costs of sale. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the member) payable by the transferor. 147.6 Member’s remedy The remedy of any member to whom this Rule 147 applies in respect of the sale of that member’s shares is hereby expressly limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person. 147.7 Suspension of rights Unless the Directors determine otherwise, where a Divestment Notice is sent to a Prescribed New Member in accordance with Rule 147.3, then, notwithstanding any other provision in this Constitution, the rights to receive dividends and to vote attaching to the shares of the member the subject of the Divestment Notice are suspended until the shares are transferred to a new holder or the member ceases to be a Prescribed New Member.

Page 79 Any dividends that would, but for this Rule 147.7, have been paid to a member must be held by the Company and paid to the member within 60 days after the later of the date the shares of the member are transferred or the date the member ceases to be a Prescribed New Member. 147.8 Determination binding Any determination made by or on behalf of the Company (including any determination made by the Secretary) under this Rule 147, shall be binding on, and conclusive against (in the absence of a manifest error), a member. 147.9 Company’s power to sell Notwithstanding anything else: (a) subject to paragraph 147.9(b), the provisions of this Rule 147 may be invoked in respect of Prescribed Members only once in any 12 month period; and (b) from the date on which there is publicly announced a Takeover in respect of the Company’s shares until the close of the offers under that Takeover, the Company’s powers under this Rule 147 to sell the shares of a Prescribed Member cease to have any force or effect.